



PE
12-31-02

20 YEARS OF

ADVENT SOFTWARE, INC. | 2002 ANNUAL REPORT

INNOVATION

PROCESSED
MAY 07 2003
THOMSON
FINANCIAL

Advent Software, Inc. has been providing trusted solutions to the world's leading financial professionals since 1983. Advent's quality software, data, services and tools enable financial professionals to improve service and communication to their clients, allowing them to grow their business while controlling costs.

DEAR FELLOW SHAREHOLDER—

2002 was a year of both challenges and accomplishments at Advent. During the last twelve months, we reached many of our objectives and brought exciting new offerings to the market. At the same time, the continued weaknesses in general software spending coupled with the ongoing softness in financial services caught up with our business during the year. And although we continued to see substantial interest in our solutions, it appears that only short-term tactical decisions were being made for much of the year. During the last few months of 2002, we began to see encouraging signs of licensing activity in the United States, particularly among smaller firms and banks and trusts. We are also seeing increased interest in our recurring revenue offerings such as Advent Outsource℠ and our wealth management solutions.

Advent continues to have a unique franchise, with great people and products, and a strong cash position. These assets have allowed us to weather the current environment while still investing in the company's future growth. We have spent the last 20 years providing quality software, data and services to a wide variety of asset managers. We believe that our experience in the increasingly complex investment industry will allow us to continue to offer excellent solutions to our diverse core customer base, and also broaden our offering to become more attractive to new and growing markets.

Expanding the advantages of our data interfaces continues to be a priority. Over the past 14 years, we have built hundreds of interfaces to pricing services, custodians, corporate actions databases, alliance partners and other external firms. Every investment firm, whether a bank, brokerage firm, family office, hedge fund or financial planner, relies on information from many of these sources. Using Advent's interfaces, our clients are able to alleviate the complexity inherent in today's financial services business. Our applications and services, combined with the Advent TrustedNetwork® link to many data sources, allow this diverse range of investment firms to use Advent solutions to meet their unique needs. We believe this comprehensive solution gives Advent a competitive advantage in the industry. In 2002 alone, we made substantial progress with Advent TrustedNetwork as we added many well-known data providers such as TD Waterhouse, First Trust DATAlynx, and the Money Manager Services, Global Prime Broker and Broadcort Correspondent Clearing divisions of Merrill Lynch Global Markets & Investment Banking. We acquired Kinexus Corporation at the beginning of the year to provide internal account aggregation and manual data management services for our growing network of interfaces. And since

clients leverage our data interfaces on a subscription basis, our recurring revenue streams continue to layer one on top of another.

Seeing opportunities in the advisory market as more financial planners move to fee-based advisory services, we expanded Advent's offerings to reach further into this segment. We acquired Techfi Corporation in July and immediately began integrating the two companies. These efforts, we believe, will make the Techfi offering more attractive to a wider audience while providing incremental benefits to existing Techfi clients. Reinforcing our dedication to this market, within the first few weeks of 2003 we launched a solution called Advent/Techfi for Independent Broker-Dealers™. This solution offers consolidated reporting, performance reporting, portfolio management, compliance, integration with leading third-party applications, and a comprehensive sales and marketing program to assist independent broker-dealers in rolling out the solution to their representatives. This is just one of the solutions that we have planned for the advisory market.



New talent has been brought into Advent, which is helping to position us for the next level of success. In mid-2001, John Geraci joined Advent as Executive Vice President. Operating out of our New York office, he provides direct leadership for our East Coast business and our European subsidiaries. Dan Nye joined Advent as Executive Vice President in April 2002, and is responsible for business line marketing, services, support and client sales. In January 2003, we brought Graham Smith on board as Treasurer and he has subsequently transitioned into the role of Chief Financial Officer. As announced in May of 2002, Irv Lichtenwald planned to retire as soon as we found a suitable replacement. Graham's extensive financial background and broad operational experience has already become a great asset for Advent. Our entire executive team, along with each and every employee, continues to work together to mold Advent into a company that will be even stronger once external market conditions rebound.

Looking back over the past year, we are proud of our accomplishments in a tough environment. Many of these successes, we believe, will allow us to continue to provide state-of-the-art solutions to a broad spectrum of investment professionals for years to come. As we celebrate our 20th year in business, we appreciate the continued support we receive from our investors and clients.

Sincerely,



PETER CASWELL — PRESIDENT AND CHIEF EXECUTIVE OFFICER

HIGHLIGHTS FROM 2002

Continued Advent TrustedNetwork® expansion

○

Acquired Techfi, broadening our offering to financial advisors

○

Added TD Waterhouse as a distributor of Advent solutions

○

Expanded Advent Office Essentials™

○

Acquired Kinexus to offer account aggregation and manual data management services



Advent begins a financial services revolution

The company was founded on the desire to provide investment managers with technology to help alleviate many of their manual processes. Now in its 20th year of providing state-of-the-art solutions, Advent is the leading provider of solutions to investment professionals.



Develops its first custodial interface

Over the past 14 years, Advent has built hundreds of interfaces to pricing services, custodians, corporate actions databases, alliance partners and other external firms. These interfaces allow our clients to use the Advent platform to streamline their mission critical processes and tailor our solutions to their specific needs.



Introduces Axys®

After becoming the first PC-based portfolio management system in 1985, Advent was the first portfolio accounting solution provider to move to the Windows® platform. This move exemplifies Advent's continual push to embrace new technologies and introduce advanced solutions to our clients.





Introduces application geared to hedge funds

Seeing an opportunity to provide technology solutions to the growing hedge fund market, Advent launched a solution to address the specific needs of this segment. Hedge funds are just one example of the many types of firms that depend on Advent solutions today.



Launches Geneva®

With a growing number of complex investment firms opening offices around the world, Advent brought to market the first real-time global portfolio solution. Geneva provides real-time functionality to a host of leading large, complex hedge funds, prime brokers, fund administrators and global asset managers.



Introduces Advent Office®

Advent Office is an integrated suite of software, data and services and continues to be the best-known brand name among investment professionals.



Introduced Axys®, the first Windows-based portfolio accounting system

1994

Net revenues for the year passed $20 million

1995

Held Initial Public Offering



Introduced application geared to hedge funds



Launched Geneva®, the first real-time global portfolio accounting system

1998

Acquired MicroEdge®



Net revenues for the year passed $100 million/introduced Advent Office®

2000

Introduced Advent TrustedNetwork®

2001

Launched WealthLine®

2002

Acquired Techfi and Kinexus



As the investment industry continues to evolve, Advent has already begun to respond to changing needs and new opportunities in the advisor market. Our solution for independent broker dealers, launched in January, helps firms attract and retain independent advisor representatives and provide them with a choice of leading technology tools to run their businesses. There are a number of other bundled solutions slated for launch throughout 2003 and beyond for other growing markets.

We continue to be dedicated to the needs of each and every investment professional—whether they be a financial advisor, asset manager, hedge fund, bank, trust, family office or other type of firm. Our 20 years of industry experience has enabled us to develop and offer solutions that have made a meaningful difference in our clients' business and their bottom line. Going forward we will continue to bring new solutions to the market, add functionality, and aim to meet the evolving needs of the financial services industry.

Financial Table of Contents

8 Selected Financial Data

10 Management's Discussion and Analysis

27 Consolidated Financial Statements

31 Notes to Consolidated Financial Statements

52 Report of Independent Accountants

53 Corporate Information

SELECTED FINANCIAL DATA

SELECTED ANNUAL DATA

Year Ended December 31,	2002	2001	2000	1999	1998
(in thousands, except per share data)					
STATEMENT OF OPERATIONS					
Net revenues	$ 159,436	$ 170,215	$ 134,931	$ 101,560	$ 70,998
Gross margin	122,875	140,573	110,007	82,235	57,932
Income (loss) from operations*	(15,533)	41,400	32,282	21,833	5,912
Net income (loss)*	(19,236)	31,465	25,774	17,443	4,399
NET INCOME (LOSS) PER SHARE DATA					
Diluted					
Net income (loss) per share	$ (0.57)	$ 0.89	$ 0.75	$ 0.58	$ 0.17
Shares used in per share calculation**	33,659	35,383	34,237	30,324	26,110
Basic					
Net income (loss) per share	$ (0.57)	$ 0.98	$ 0.86	$ 0.64	$ 0.18
Shares used in per share calculation**	33,659	32,148	29,992	27,072	24,198
BALANCE SHEET					
Working capital	$ 161,347	$ 311,264	$ 160,994	$ 121,871	$ 38,148
Total assets	432,736	455,115	246,881	192,085	87,767
Long-term liabilities	5,479	1,684	1,231	824	537
Stockholders' equity	373,355	404,389	209,601	160,659	60,175

* *The decrease in 2002 is primarily due to an overall decline in revenues, additional intangibles amortization expense and the write-down of certain investments. In 1998, Advent recognized charges of $8.4 million in connection with the write-off of purchased research and development and other expenses.*

** *For an explanation of shares used in per share calculations, see Note 8 and Note 9 of the Notes to Consolidated Financial Statements.*

SELECTED FINANCIAL DATA

SELECTED QUARTERLY DATA

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in thousands, except per share data)				
2002				
Net revenues	$ 49,197	$ 38,868	$ 35,110	$ 36,261
Gross margin	40,529	29,747	25,912	26,687
Income (loss) from operations	9,413	(4,678)	(10,644)	(9,624)
Net income (loss)	7,309	(12,112)	(8,328)	(6,105)
Net income (loss) per share – Diluted	0.20	(0.35)	(0.25)	(0.19)
Net income (loss) per share – Basic	0.21	(0.35)	(0.25)	(0.19)
2001				
Net revenues	$ 36,692	$ 41,936	$ 39,205	$ 52,382
Gross margin	29,739	34,644	31,871	44,319
Income from operations	7,531	10,784	5,954	17,131
Net income	6,038	8,204	4,920	12,303
Net income per share – Diluted	0.18	0.24	0.14	0.34
Net income per share – Basic	0.20	0.26	0.15	0.36

PRICE RANGE OF COMMON STOCK

NASDAQ NATIONAL MARKET SYMBOL "ADVS"	High	Low
YEAR ENDED DECEMBER 31, 2002		
First Quarter	$ 62.170	$ 44.410
Second Quarter	58.790	20.900
Third Quarter	25.958	11.440
Fourth Quarter	17.500	9.780
YEAR ENDED DECEMBER 31, 2001		
First Quarter	$ 60.500	$ 30.000
Second Quarter	69.040	34.000
Third Quarter	65.050	28.600
Fourth Quarter	56.500	35.450

Management's Discussion and Analysis of Financial Condition and Results of Operations

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

You should read the following discussion in conjunction with our consolidated financial statements and related notes. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. Forward-looking statements can be identified by the use of terminology such as "may", "will", "should", "expect", "plan" "anticipate", "believe", "estimate", "predict", "potential", "continue" or other similar terms and the negative of such terms and include statements about our products and expected financial performance. Such forward-looking statements are based on our current plans and expectations and involve known and unknown risks and uncertainties which may cause our actual results or performance to be materially different from any results or performance expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the "Risk Factors" set forth below as well as other risks identified from time to time in other SEC reports. You should not place undue reliance on our forward-looking statements, as they are not guarantees of future results, levels of activity or performance and represent our expectations only as of the date they are made.

We are a leading provider of Enterprise Investment Management solutions that automate and integrate mission-critical functions of investment management organizations through software products, data integration and professional services. Our solutions enable organizations of all sizes to run their business more effectively, enhance client service and performance, and improve productivity and communication throughout the entire organization.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, valuation of long-lived assets, intangible assets and goodwill and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and allowance for doubtful accounts We recognize revenue from the license of software when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. We use a signed license agreement as evidence of an arrangement. Sales through our distributors are evidenced by a master agreement governing the relationship together with binding order forms and signed contracts from the distributor's customers. Delivery occurs when product is delivered to a common carrier F.O.B shipping point. Our arrangements do not generally include acceptance provisions, yet if acceptance provisions are provided, delivery occurs upon acceptance. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. Fees are fixed and determinable when we have sufficient history of collection under the payment terms. We assess whether collection of the fee is reasonably assured based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. Our arrangements for software licenses are sold with maintenance and, often times, professional services and other products and services. We allocate revenue to delivered components, normally the license component of the arrangement, using the residual value method based on objective evidence of the fair value of the undelivered elements, which is specific to us. Fair values for the maintenance service for our software licenses are based upon renewal rates stated in the contracts or, in limited cases, separate sales of renewals to other customers. Fair value for the professional services and other products and services is based upon separate sales by

us of these services to other customers. We recognize revenue for maintenance services ratably over the contract term. Our professional services, which include consulting, implementation management, integration management, custom report writing and training, are generally billed based on hourly rates plus travel and lodging related expense reimbursements. Our professional services and other revenue also includes revenue from our semi-annual conferences, which is generated primarily from attendance fees. We recognize revenue as these professional services are performed. Other recurring revenues, which are subscription and transaction based, include interfacing and downloading of securities information from third party providers. Subscription-based revenues and any related set-up fees are recognized ratably over the period of the contract. Transaction-based revenues are generally recognized when the transactions occur. Revenues for license development agreements are recognized using the percentage-of-completion method of accounting based on costs incurred to date compared with the estimated cost of completion. In June 2002, we began to offer term licenses as an alternative to the perpetual licenses we have historically offered to customers. We recognize revenue for term licenses ratably over the period of the contract term. We recognize revenue on perpetual licenses upon shipment assuming all other revenue recognition criteria have been met. Looking forward, it is too early to predict any trends or adoption rates with respect to customer preferences related to term or perpetual licensing and through fiscal 2002 the majority of our software license revenues were from perpetual licenses.

We analyze specific accounts receivable, historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Valuation of long-lived assets, intangible assets and goodwill We adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in the first fiscal quarter of 2002. SFAS 142 supercedes Accounting Principles Board Opinion No. 17 "Intangible Assets" and discontinues the amortization of goodwill. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The implied fair value of goodwill shall be determined by allocating the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. During the second quarter of 2002, we completed this first step of the transitional goodwill impairment test measured as of January 1, 2002. This first test did not indicate impairment and, therefore, no changes were made based on the outcome of this testing. The second step of the transitional impairment test was not required. During the fourth quarter of 2002, as part of our annual impairment test, we completed the first step of the impairment test measured as of November 1, 2002. This first test did not indicate impairment and, therefore, the second step of the impairment test was not necessary.

We review property, equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include the following (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; (3) significant negative industry or eco-

nomic trends; (4) significant decline in our stock price for a sustained period; and (5) our market capitalization relative to net book value. Recoverability is measured by comparison of the assets' carrying amount to their expected future undiscounted net cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its expected future discounted cash flow.

We hold minority interests in several privately held companies having operations or technology in areas within our strategic focus. Most of these investments can be considered in the start-up or developing stages and are classified as "other assets" on our balance sheet. One of these investments is accounted for under the equity method of accounting. Our portion of net income and losses for this investment has not been significant to date. We record an investment write-down when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. We estimate an investment's current carrying value based primarily on market conditions, recent valuation events and operating results of the underlying investment.

Income taxes Income tax expense includes U.S. and international income taxes. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of events that have been recognized in the financial statements or tax returns for temporary differences between the tax basis of the assets and liabilities and their reported amounts. A valuation allowance is then established to reduce the net deferred tax asset if it is more likely than not that the related tax benefit will not be realized. Significant factors considered by management in its determination of the probability of the realization include: 1) our historical operating results; 2) expectations of future earnings; and 3) the length of time over which the differences will be paid.

OVERVIEW

ACQUISITIONS

In January 2001, we acquired all outstanding equity of Rex Development Partners, L.P., a limited partnership, for approximately $8.6 million in cash and acquisition costs. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. Rex Development Partners, L.P. was formed to accelerate the development of technology incorporated in our Rex service. This purchase provides us with core technologies, which will be used in Advent TrustedNetwork. The allocation of the purchase price for Rex Development Partners, L.P. was based on the estimated fair value of the net assets of $100,000 at the acquisition date (consisting of current assets of $1.0 million and current liabilities of $900,000), and acquired technologies of $8.5 million. The acquired intangible is included in other assets, net on our Consolidated Balance Sheet.

In April 2001, we acquired all of the outstanding common stock of NPO Solutions, Inc. ("NPO"), a privately held provider of integrated computer software solutions for nonprofit organizations, located in Loudon, New Hampshire, through our wholly-owned subsidiary MicroEdge, Inc. The total purchase price was $8.1 million, with an additional $1.5 million potentially to be distributed to NPO stockholders if NPO meets certain milestones. The purchase price consisted of $6.8 million of cash as well as $1.3 million in net liabilities assumed and acquisition related expenses. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. The allocation of the purchase price of NPO was based on the estimated fair value of the net liabilities of approximately $1.3 million at the acquisition date (consisting of current assets of $700,000; property, plant and equipment of $160,000; and current liabilities of $2.2 million), goodwill of $2.8 million, and other intangibles primarily consisting of customer base and acquired technologies of $5.3 million. During 2002, we paid an additional $500,000 of earn-outs since NPO met certain milestones, which was recorded as an increase to goodwill. The goodwill and other intangibles are included in other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

In November 2001, we acquired certain assets of ManagerLink.com for a total purchase price of $2.9 million, consisting of $1.5 million in cash as well as $1.4 million in net liabilities assumed and acquisition related expenses. This transaction was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. ManagerLink.com provides consolidated portfolio reporting tools to CPA's, family offices, and other firms. We acquired ManagerLink.com at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $1.5 million in order to further increase our deployment of Advent TrustedNetwork. The allocation of the purchase price for ManagerLink.com was based on the estimated fair value of the net liabilities of $1.4 million at the acquisition date (consisting of current assets of $22,000; property, plant and equipment of $156,000; and current liabilities of $1.6 million), goodwill of $1.5 million (deductible for tax purposes), and other intangibles consisting of acquired technology and trade name of $1.4 million which have a weighted average amortization period of five years. The goodwill and other intangibles are included in other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

In November 2001, we acquired all of the common stock of our Scandinavian distributors' operations located in Norway, Sweden, and Denmark. Including an adjustment to the purchase price in June 2002 and closing costs, we paid a total of $14.2 million in cash and closing costs and assumed $4.6 million in net liabilities. In addition, we are required to pay 50% of operating margins that exceed 20% for the two years after the acquisition. As of December 31, 2002, no additional potential consideration had been earned or paid. These transactions were accounted for as purchases and the results of operations are included in our consolidated financial statements beginning on the acquisition date. We acquired our Scandinavian distributors' operations at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities in order to expand control over European channels for our products and services. The adjusted allocation of the purchase price for our Scandinavian distributor was based on the estimated fair value of the net liabilities of $4.6 million (consisting of current assets of $2.2 million; property, plant and equipment of $90,000; deferred tax liabilities of $2.4 million; and current liabilities of $4.5 million), goodwill of $10.7 million (not deductible for tax purposes), and other intangibles consisting of licensing agreements and acquired technology of $8.1 million which have a weighted average amortization period of approximately five years. The goodwill and other intangibles are included in other assets, net on our Consolidated Balance Sheet. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

In February 2002, we acquired Kinexus Corporation, a privately held company located in New York. Kinexus provides internal account aggregation and manual data management services which we will use in our Advent TrustedNetwork service. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets and liabilities acquired on the basis of their respective fair values on the acquisition date. The results of operations are included in the consolidated financial statements beginning on the acquisition date. In order to further increase our deployment of Advent TrustedNetwork, we acquired Kinexus at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities.

The total purchase price of approximately $45.5 million included cash of approximately $34 million, closing costs of $3 million and a warrant to purchase 165,176 shares of our Common Stock valued at $8.5 million. The fair value of the warrant was calculated using the Black-Scholes method using the following assumptions: fair value of common stock of $51.34 per share, interest rate of 3%, volatility of 65.9% and a dividend rate of zero. The warrant had an exercise price of $0.01 per share and was exercised in February 2002. There is $3.8 million of additional contingent consideration that is held in escrow for 14 months, which, if released will be recorded as additional goodwill. There was a potential earn-out distribution to shareholders of up to $115 million in cash or stock at the option of Advent under a formula based on revenues and expenses. No payments will be made under this earn out provision as the performance criteria were not met.

During 2002 we adjusted Kinexus goodwill and liabilities assumed, decreasing both by approximately $4.9 million. The adjustment primarily related to a reduction of the estimated liability assumed in connection with a vacant Kinexus facility located in downtown Manhattan within a few blocks of the World Trade Center

site and was based on additional analysis of the local commercial rental market.

The adjusted allocation of the Kinexus purchase price to tangible and intangible assets and liabilities is summarized below (in thousands):

	Estimated Remaining Useful Life	Purchase Price Allocation December 31, 2002
Goodwill		$ 24,513
Existing technologies	3 Years	3,900
Existing technologies – internal	2 Years	498
Core technologies	3 Years	2,100
Trade name/trademarks	3 Years	600
Contracts and customer relationships	3 Years	9,400
Tangible assets		3,593
Net deferred tax assets		39,758
Liabilities assumed		(38,824)
Total Purchase Price		$ 45,538

Goodwill is not expected to be deductible for tax purposes.

Liabilities assumed of $38.9 million include cash advances from Advent of $4.9 million, change-in-control separation obligations of $11.1 million and remaining estimated long-term lease obligations of $4 million. The amount allocated to identifiable intangibles was determined based on management's estimates using established valuation techniques.

In July 2002, we acquired Techfi Corporation, a privately held company. Techfi provides software, technology and services to the financial intermediary market. This acquisition was consistent with our strategy to add products and services that meet the needs of a wide variety of sectors in the financial services industry, as we added the capability that Techfi brings particularly in the financial planning and independent broker/dealer areas. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets and liabilities acquired on the basis of their respective fair values on the acquisition date. The results of operations are included in the consolidated financial statements beginning on the acquisition date. The total purchase price of approximately $22.8 million include cash of $20.2 million, acquisition related expenses of approximately $800,000 and options to purchase 70,000 shares of our Common Stock valued at approximately $1.8 million. The options were valued using the Black-Scholes method to determine fair value, have an exercise price of $17.39 per share, vest over five years, and expire in August 2012. There is $2.3 million of additional contingent consideration that is held in escrow for 14 months, which, if released will be recorded as additional goodwill. The acquisition price of Techfi exceeded the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $17.1 million, which is not expected to be deductible for tax purposes. At the acquisition date, Techfi's primary purchased in-process research and development ("IPR&D") projects involved the development of a web-enabled system for portfolio management, performance reporting and contact management; distributable macro language to automate operational tasks such as downloading, importing and report printing; and enhancements to their currently offered AdvisorMart service.

Purchased IPR&D for Techfi represents the present value of the estimated after-tax cash flows expected to be generated by the purchased technology, which, at the acquisition date, had not yet reached technological feasibility. The cash flow projections for revenues were based on estimated projected revenue and expenses beyond 2003 and expected industry benchmarks. Revenue estimates also include an estimated annual attrition percentage to account for the fact that, as time passes, the portion of projected revenue attributable to purchased IPR&D technologies will become less as newer technology replaces the capabilities and functionality of the purchased IPR&D technologies. Estimated operating expenses and income taxes were deducted from estimated revenue projections to arrive at after-tax cash flows. Projected operating expenses included costs of goods sold, research and development, sales and marketing expenses and general and administrative expenses, including estimated costs to maintain the products once they have been introduced into the market

and are generating revenue. The rates utilized to discount projected cash flows were 20% to 35% for in-process technologies and were based primarily on rates of return and the overall level of market acceptance and the amount of time each respective technology has been in the marketplace.

As of the date of acquisition, Advent concluded that the purchased in-process technology had no alternative future use after taking into consideration the potential use of the technology in different products, the stage of development and life cycle of each project and resale of the software. The value of the purchased IPR&D of approximately $1.5 million was expensed at the time of the acquisition.

In the quarter ended December 31, 2002, we updated our initial allocation of the Techfi purchase price for adjustments related to intangibles, assumed liabilities and deferred tax liabilities resulting in a net increase to goodwill of approximately $300,000.

The updated allocation of the Techfi purchase price to tangible and intangible assets and liabilities is summarized below (in thousands):

	Estimated Remaining Useful Life	Purchase Price Allocation December 31, 2002
Goodwill		$ 17,087
Existing technologies	3.5 Years	2,060
Core technologies	4 Years	490
Trade name/trademarks	6 Years	200
Maintenance contracts	7 Years	590
Non-compete agreements	5 Years	3,150
Tangible assets		1,259
Net deferred tax liabilities		(211)
Purchased in-process research and development		1,450
Liabilities assumed		(3,289)
Total Purchase Price		$ 22,786

In September 2002, we acquired all of the common stock of our Greek distributor, Advent Hellas, for a total purchase price of approximately $6.6 million in cash. In addition, in connection with this acquisition, we are required to pay 50% of Advent Hellas operating margins that exceed 20% for the two years after the acquisition, which, if paid, will be recorded as additional goodwill. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in our consolidated financial statements beginning on the acquisition date. We acquired our Greek distributor's operations at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities in order to expand our direct ownership of European channels for our products and services.

In the quarter ended December 31, 2002, we adjusted our initial allocation of the purchase price for a re-evaluation of the intangibles and an adjustment to deferred tax liabilities resulting in an increase to goodwill of $379,000.

The updated allocation of the Advent Hellas purchase price was based on the estimated fair value of the net liabilities of approximately $800,000 at the acquisition date (consisting of current assets of $800,000; property, plant and equipment of $30,000; other assets of $10,000; current liabilities of approximately $1.0 million; and, net deferred tax liabilities of $600,000), goodwill of $5.8 million which is not deductible for tax purposes, and an identified intangible for a licensing agreement of $1.6 million which has an amortization period of six years.

In November 2002, we purchased all of the outstanding membership interests of Advent Outsource Data Management, LLC. ("Advent Outsource"), formerly Uoutsource Data Management, LLC, for approximately $947,000 in cash, $4.9 million in net liabilities assumed and $184,000 in acquisition costs. Advent Outsource is an outsource solution provider of portfolio reconciliation and reporting services via the internet. Advent Outsource stores the clients' data, provides secure access over the Web to their accounts, and delivers the Axys functionality in portfolio management, accounting and reporting. This acquisition was consistent with our strategy to add products and services that meet the needs of a wide variety of sectors in the financial services

industry by adding outsourcing capabilities to the solutions we offer our clients, particularly in the financial planning and independent broker/dealer areas. In addition to the initial cash consideration, there is also a potential earn-out distribution to the selling members of up to $5 million through December 31, 2004 under a formula based on revenue results for the years ending December 31, 2003 and 2004, which, if paid, will result in an increase to goodwill. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. The preliminary allocation of the Advent Outsource Data Management, LLC purchase price was based on the estimated fair value of the net tangible liabilities of $4.9 million (consisting of current assets of approximately $130,000, net fixed assets of $60,000, other assets of $40,000, current liabilities of $1.4 million, and long-term liabilities of $3.7 million), goodwill of $1.7 million which is not deductible for tax purposes, and identifiable intangibles of $4.1 million comprised of core technologies of $400,000 with an estimated useful life of two years and licensing agreements of $3.7 million with an estimated useful life of seven years.

For our more recent acquisitions, the purchase price allocations may be further refined over the next few months due primarily to further assessment of the liabilities assumed.

INVESTMENTS

In April 2001, Accenture, Microsoft, Inc., Compaq Computer Corp., and the Bank of New York joined to create Encompys, an independent company that was formed to develop an internet-based straight-through-processing solution for the global asset management community. We invested approximately $9 million in this new business venture, which was carried at the lower of cost or net realizable value in other assets, net on our Consolidated Balance Sheet. The investment in Encompys was written off in 2002 after the Board of Directors of Encompys informed us in May 2002 that it had decided to sell the assets of Encompys and wind down the operations.

In 2002, we acquired approximately 15% of the outstanding stock of LatentZero Limited ("LatentZero"), a privately held company located in England, for approximately $7 million. Our investment is accounted for under the equity method of accounting because the Chairman of our Board of Directors is a member of LatentZero's Board of Directors. Our portion of the net income or losses for this investment has not been significant to date.

DISTRIBUTOR RELATIONSHIP

We rely on a number of strategic alliances to help us achieve market acceptance of our products and to leverage our development, sales, and marketing resources. In 1998 we established one such relationship with a company in Scandinavia to distribute our products throughout Scandinavia. In the third quarter of 1999, this distributor formed Advent Europe. Advent Europe and its subsidiaries have the exclusive right to distribute our software in the European Union, excluding certain locations, until July 1, 2004 subject to achieving certain revenue levels. Incorporated in The Netherlands, Advent Europe is an independent entity and is not financially backed by us and is entirely capitalized by independent third party investors. It makes tax and language modifications to Advent Office to fit the various needs of the local jurisdictions and then markets and licenses the Advent Office suite and related services. All transactions between Advent Europe and us are transacted in U.S. dollars and are arms length transactions. Revenue from sales to this distributor is recognized when the distributor submits a signed contract, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured. Our revenues from this distributor in each of the three years ended December 31, 2002, 2001 and 2000, were less than 4% of our total net revenue.

Through July 1, 2004, subject to achieving certain revenue levels, Advent Europe also has the contingent right to require us to purchase any one or any group of their subsidiaries. Our requirement to purchase is contingent upon the distributor achieving specified operating margins in excess of 20% and specified customer satisfaction criteria. The purchase price would be two times the preceding twelve months total revenue of the purchased subsidiary plus potential additional consideration equal to 50% of operating margins that exceed 20% that are achieved in the two years subsequent to our acquisition. In addition, we have the right to purchase any one or any group of Advent Europe's subsidiaries under certain conditions. In the event these rights are exercised by us or Advent Europe, the purchase of these subsidiaries would principally result in an

increase in intangible assets, goodwill and amortization of intangible assets. In November 2001, we acquired three of Advent Europe's companies located in Norway, Sweden, and Denmark and in September 2002, we acquired all of the common stock of Advent Hellas, Advent Europe's Greek subsidiary. During 2003 we may acquire additional operations from Advent Europe. We anticipate that the purchase price of any such acquisition(s) would not exceed $10 million.

COMMON STOCK REPURCHASES

In September and October 2001 we repurchased and retired 430,000 shares of our own Common Stock under a program approved by our Board of Directors in March 2001 to repurchase up to 1,000,000 shares from time to time. We paid $14.8 million for an average of $34.44 per share.

In May and June 2002, our Board of Directors authorized the repurchase of an additional 1,000,000 and 2,000,000 shares, respectively. During 2002 we repurchased and retired 2,355,000 shares of our Common Stock for which we paid $49.7 million at an average price of $21.09 per share.

In the first quarter of 2003, we repurchased and retired an additional 1,000,000 shares of our Common Stock for an average price of $14.31 per share.

EMPLOYEE STOCK OPTION EXCHANGE PROGRAM

In November 2002, we commenced a voluntary stock option exchange program made available to certain eligible employees of the Company. The Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and Executive Vice President of Corporate Development are specifically excluded from participating in the exchange program. Under this program, eligible employees were given the option to cancel each outstanding stock option granted to them at an exercise price greater than or equal to $20 per share, in exchange for a new option to buy 0.8 shares of the Company's Common Stock to be granted on June 5, 2003, six months and one day from December 4, 2002, the expiration date of the offer, and the date the old options of the participating employees were cancelled. Additionally, options granted in the six months prior to this exchange offer, irrespective of their exercise prices, were cancelled for all employees that have elected to participate in this exchange program. There is no credit given for option vesting during the period between cancellation of the outstanding option and the grant of the new option. The exercise price of the new options will be equal to the fair market value of the Company's Common Stock on the date of grant. In total, 3,336,504 option shares were eligible to participate in this program and 2,462,102 options were surrendered for cancellation ranging from $17.39 to $60.375 with a weighted average exercise price of $47.33 per share. The exchange program is not expected to result in additional compensation charges or variable option plan accounting.

RESTRUCTURING

In January 2003 the Company announced that it intends to record a restructuring charge of approximately $2 million to $3 million in the first quarter of 2003 primarily related to consolidating excess office space in its New York facilities. The goal of the restructuring plan is to reduce costs and improve operating efficiencies by better aligning our resources and consolidating duplicative efforts in parts of our business as a result of our integration of the various acquisitions we have made in the past year.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

REVENUES

Our net revenues are made up of three components: license and development fees; maintenance and other recurring; and professional services and other. License revenues are derived from the licensing of software products while development fees are derived from development contracts that we have entered into with other companies, including customers and development partners. Maintenance and other recurring revenues are derived from maintenance fees charged in the initial licensing year, renewals of annual maintenance services in subsequent years and recurring revenues derived from our subscription-based and transaction-based services. Professional services and other revenues include fees for consulting, implementation and integration

management, custom report writing, training services and semi-annual conferences.

Net revenues were $159.4 million, $170.2 million and $134.9 million in 2002, 2001, and 2000, respectively, representing a decrease of 6% from 2001 to 2002 and an increase of 26% from 2000 to 2001. The decrease in net revenues from 2001 to 2002 primarily resulted in a decline in license and development fees offset in part by an increase in maintenance and other recurring revenues. The target clients for our products include a range of financial services organizations that manage investment portfolios, including investment advisors, brokerage firms, banks and hedge funds. In addition, we target corporations, public funds, universities and non-profit organizations, which also manage investment portfolios and have the same needs. The success of many of our clients is intrinsically linked to the health of the financial markets. We believe that the demand for our products was negatively affected by the current economic environment, downturns in the financial markets, and by pending and proposed regulatory activity in the financial services market. These factors have resulted in reduced revenue growth across the industry, longer sales cycles, deferral and delay of information technology projects and generally reduced expenditure for software related services. We expect a continued difficult environment for the near term. The increase in license revenue from 2000 to 2001, in absolute dollars, was primarily due to increased demand for the Advent Office suite to both new customers as well as follow-on sales to existing customers, and for our Geneva software which is licensed primarily to global financial institutions and hedge funds.

In each of 2002, 2001, and 2000, the majority of our net revenues were from domestic sales, with international sales representing less than 8% in each year. Axys and its related products and services accounted for the majority of net revenues in 2002, 2001, and 2000. However, we have been successful in increasing multi-product sales by emphasizing our suite of products and, therefore, new products have accounted for an increasing portion of net revenues in all three years.

Each of the major revenue categories has historically varied as a percentage of net revenues and we expect this variability to continue in future periods. This variability is partially due to the timing of the introduction of new products, the relative size and timing of individual licenses, as well as the size of the implementation, the resulting proportion of the maintenance and professional services components of these license transactions and the amount of client use of pricing and related data.

License Revenue and Development Fees. License and development fees revenue were $53.5 million, $83.6 million, and $66.1 million, for 2002, 2001 and 2000, respectively, representing a decrease of 36% from 2001 to 2002 and an increase of 26% from 2000 to 2001. The decrease in license and development fees from 2001 to 2002 was primarily due to decreased sales of the Advent Office suite of products during the second, third and fourth quarters of 2002 compared to the same quarters a year ago. Sales of these products decreased principally due to the impact of current economic conditions and the slowing economy on the financial services clients. The increase in license and development fees from 2000 to 2001 was primarily due to increased demand for the Advent Office suite to both new customers as well as follow-on sales to existing customers, and for our Geneva software which is sold primarily to global financial institutions and hedge funds.

License and development fees revenues as a percentage of net revenues were 34% in 2002, and 49% in both 2001 and 2000. The 2002 decrease in license and development fees revenue as a percentage of total revenue is primarily due to the year-over-year decline in license revenue while maintenance and other recurring revenues continue to increase. We typically license our products on a per server, per user basis with the price per site varying based on the selection of the products licensed and the number of authorized users. We earn development fees when we provide product solutions which are not part of our standard product offering. For the years ended December 31, 2002, 2001, and 2000 revenue from development fees has been less than 10% of total license and development fees revenue.

Maintenance and Other Recurring Revenues. Maintenance and other recurring revenues were $87.3 million, $67.7 million and $50.1 million for 2002, 2001 and 2000, respectively, representing increases of 29% from 2001 to 2002 and 35% from 2000 to 2001. These increases, in all periods, were primarily due to a larger customer base and higher average maintenance fees as clients selected more components for a full feature, multi product solution and expanded the number of users and sites licensing our software. Increased revenue from our Advent Custodial Data services as well as our other data feed revenue sources also contributed to the year-over-year rise of maintenance and other recurring revenues in 2002 and 2001. Revenue associated with

our acquisition of Kinexus in February 2002 and increased demand for pricing data and other data services associated with our Wealth Management Solutions also contributed to increased maintenance and other recurring revenues in 2002.

Maintenance and other recurring revenues, as a percentage of net revenues, were 55%, 40% and 37% in 2002, 2001, and 2000, respectively. The 2002 increase in maintenance and other recurring revenues as a percentage of revenue is primarily due to the combination of a year-over-year decrease in license revenue and a year-over-year increase in maintenance and other recurring revenue.

Professional Services and Other Revenues. Professional services and other revenues were $18.7 million, $18.9 million and $18.7 million for 2002, 2001 and 2000, respectively, representing a decrease of 1% from 2001 to 2002 and an increase of 1% from 2000 to 2001. The slight decrease in revenue between 2001 and 2002 is due to a decrease in the demand for our other professional services which were negatively affected by the impact of current economic conditions and the slowing economy on the financial services clients partially offset by additional services revenue earned through our newly acquired subsidiary, Kinexus. The relatively flat revenue between 2002, 2001 and 2000 reflects our continued encouragement of independent qualified third party implementers to provide professional services to our clients.

Professional services and other revenues, as a percentage of net revenues did not fluctuate significantly and was 12% in 2002, 11% in 2001 and 14% in 2000.

COST OF REVENUES

Our cost of revenues is made up of three components: cost of license and development fees; cost of maintenance and other recurring; and cost of professional services and other. Our cost of revenues was $36.6 million, $29.6 million, and $24.9 million for 2002, 2001 and 2000, respectively, representing increases of 24% from 2001 to 2002 and 19% from 2000 to 2001.

Cost of License and Development Fees. Cost of license and development fees revenue consists primarily of royalties and other fees paid to third parties, cost of product media including duplication, manuals and packaging materials, the fixed direct labor involved in producing and distributing our software and labor costs associated with generating development fees. Cost of license and development fees revenues were $7.0 million, $6.5 million and $5.3 million for 2002, 2001 and 2000, representing increases of 7.7% from 2001 to 2002 and 22% from 2000 to 2001. The increases in cost of license and development fees are directly related to the product mix in license and development fees revenue. Cost of license and development fees as a percentage of the related revenues was 13% in 2002 and 8% in both 2001 and 2000. The increase as a percentage of revenue in 2002 is primarily due to the decrease in revenues compared to the fixed costs associated with our product distribution, to a lesser extent, product mix.

Cost of Maintenance and Other Recurring. Cost of maintenance and other recurring revenues is primarily comprised of the direct costs of providing technical support and other services for recurring revenues, the engineering costs associated with product updates and royalties paid to third party subscription-based and transaction-based vendors. Cost of maintenance and other recurring revenues was $22.8 million, $17.0 million, and $13.5 million for 2002, 2001 and 2000, representing increases of 34% from 2001 to 2002 and 26% from 2000 to 2001. The increase from 2001 to 2002 was primarily due to the acquisition of Kinexus. The increase from 2000 to 2001 was due to additional staffing required to support additional subscription based services as well as an increasing customer base, continued interface development and increased royalties paid to third party subscription-based and transaction-based vendors.

Cost of maintenance and other recurring revenues as a percentage of the related revenues did not fluctuate significantly and was 26%, 25% and 27% for 2002, 2001 and 2000, respectively.

Cost of Professional Services and Other. Cost of professional services revenue primarily consists of personnel related costs associated with the client services and support organization in providing consulting, custom report writing and conversions of data from clients' previous systems. To the extent that such personnel are not fully utilized in consulting, training, conversion or custom report writing projects, they are used by presales, marketing and engineering activities and the related costs are charged to operating expenses. Also included are direct costs associated with our semi-annual user conferences and travel expenses. Cost of professional services and other revenues were $6.8 million, $6.2 million and $6.1 million, representing increas-

es of 10% from 2001 to 2002 and 1% from 2000 to 2001. These increases are primarily related to changes in our product mix. Cost of professional services as a percentage of related revenues did not fluctuate significantly and was 36%, 33% and 33% in 2002, 2001 and 2000, respectively.

OPERATING EXPENSES

Sales and Marketing. Sales and marketing expenses consist primarily of the costs of personnel involved in the sales and marketing process, sales commissions, advertising and promotional materials, sales facilities expense, trade shows, and seminars. Our sales and marketing expenses were $65.6 million, $52.2 million and $42.6 million for 2002, 2001 and 2000, representing increases of 26% from 2001 to 2002 and 23% from 2000 to 2001. The increases in expense in 2002 was primarily due to an increase in sales and marketing personnel primarily related to our acquisitions of Kinexus, Techfi, Advent Outsource and Advent Hellas, and increased marketing programs targeting our core markets and our Wealth Management initiatives such as Advent TrustedNetwork and WealthLine. In 2000, sales and marketing expenses also increased due to moving our New York City sales office to a larger facility in April 2000. Sales and marketing expenses, as a percentage of net revenues were 41%, 31% and 32% in 2002, 2001 and 2000, respectively. The significant increase in sales and marketing expense as a percentage of net revenues in 2002 compared to 2001 was primarily due to the decrease in revenues over the same periods and an increase in sales and marketing expenses in 2002 compared to 2001.

Product Development. Product development expenses consist primarily of salary and benefits for our development staff as well as contractors fees and other costs associated with the enhancements of existing products and services and development of new products and services. Costs associated with product updates are included in cost of maintenance and other recurring revenue. Product development expenses were $39.6 million, $27.4 million and $21.6 million for 2002, 2001 and 2000, respectively, representing increases of 45% from 2001 to 2002 and 27% from 2000 to 2001. Product development expenses increased primarily due to a growth in personnel as we increased our product development efforts to accelerate the rate of product enhancements and new product introductions, both released and unreleased, in connection with Geneva, Advent Office and our Wealth Management initiatives such as WealthLine and Advent TrustedNetwork. We also incurred additional personnel costs in 2002 related to our acquisitions of Kinexus and Techfi.

Product development expenses, as a percentage of net revenues, were 25% in 2002 and 16% in both 2001 and 2000. The increase as a percentage of revenue in 2002 was primarily due to increased development expenses combined with a decrease in revenues during 2002.

General and Administrative. General and administrative expenses consist primarily of personnel costs for finance, administration, operations and general management, as well as legal and accounting expenses. General and administrative expenses were $20.9 million, $14.8 million and $12.0 million for 2002, 2001 and 2000, representing an increase of 41% from 2001 to 2002 and 24% from 2000 to 2001. The increases in both periods was primarily due to increased number of personnel and related costs required to support the growth and increasing complexities of our business, an increase in personnel related to the acquisitions of Kinexus and Techfi and an increase in legal fees due to certain litigation matters. General and administrative expenses, as a percentage of net revenues, were 13% in 2002 and 9% in both 2001 and 2000. The increase as a percentage of revenue in 2002 was primarily due to increased expenses combined with a decrease in revenues during 2002.

Amortization of Intangibles. We record goodwill and other intangibles based on the application of established valuation techniques using our estimates of market potential, product introductions, technology trends, and other relevant cash flow assumptions. We periodically assess our estimates related to the valuation model to determine if the assets acquired have been impaired. If we determine that there has been impairment, there could be additional charges to income. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" issued in July 2001, we did not record any amortization of goodwill on our acquisitions of ManagerLink.com, our Scandinavian distributors, Kinexus, Techfi, Advent Hellas or Advent Outsource and ceased amortization of all other goodwill beginning on January 1, 2002. We recorded amortization of other intangibles of $10.9 million in 2002 and recorded amortization of goodwill and other intangibles of approximately $4.7 million in 2001 and $1.5 million in 2000. These increases are attributed to the acquisitions of Kinexus, the three Scandinavian distributors, Rex Development Partners L.P., Techfi, NPO Solutions, ManagerLink.com, Advent Outsource and Advent Hellas.

Purchased in-process research and development. Purchased in-process research and development ("IPR&D") of $1.5 million was incurred in the third quarter of 2002 in conjunction with our acquisition of Techfi. This amount represents the present value of the estimated after-tax cash flows expected to be generated by the purchased technology, which, at the acquisition date, had not yet reached technological feasibility. The cash flow projections for revenues were based on estimated projected revenue and expenses beyond 2003 and expected industry benchmarks. Revenue estimates also include an estimated annual attrition percentage to account for the fact that, as time passes, the portion of projected revenue attributable to purchased IPR&D technologies will become less as newer technology replaces the capabilities and functionality of the purchased IPR&D technologies. Estimated operating expenses and income taxes were deducted from estimated revenue projections to arrive at after-tax cash flows. Projected operating expenses included costs of goods sold, research and development, sales and marketing expenses, general and administrative expenses, including estimated costs to maintain the products once they have been introduced into the market and are generating revenue. The rates utilized to discount projected cash flows were 20% to 35% for in-process technologies and were based primarily on rates of return and the overall level of market acceptance and the amount of time each respective technology has been in the marketplace.

INTEREST INCOME AND OTHER, NET

Interest income and other, net consists primarily of interest income, realized gains and losses on short-term investments and miscellaneous non-operating income and expense items. Interest income and other, net was approximately $5.9 million, $8.3 million and $7.3 million in 2002, 2001, and 2000, respectively. The slight decrease in interest income and other, net from 2000 to 2001 was substantially due to lower interest rates during 2002. The increase in interest income and other, net from 2000 to 2001 is primarily due to higher interest income from higher than average investment balances in 2001 resulting from our August 2001 secondary offering.

LOSS ON INVESTMENTS

Loss on investments included other-than-temporary losses on our investments in privately held companies. Loss on investments was approximately $13.5 million, $2 million and $497,000 in 2002, 2001 and 2000, respectively. The loss on investments for 2002 is primarily the result of the write-off of our investments in Encompys, Inc. and myCFO, Inc. We wrote off approximately $9 million related to our investment in Encompys based on information provided to us by the Board of Directors of Encompys. In May 2002, the Board of Directors of Encompys, Inc. informed us that it had decided to sell the assets of Encompys and wind down the operations. We wrote off $2 million related to our investment in myCFO, Inc. based on a September 27, 2002 announcement by the Harris Wealth Management Group that it reached an agreement to acquire certain assets of myCFO, Inc. resulting in no anticipated recovery of our initial investment. Remaining write-offs related to our various other investments of approximately $2.5 million, $2 million and $497,000 in 2002, 2001 and 2000, respectively, increased year-over-year primarily due to the general downturn in the economy.

PROVISION FOR INCOME TAXES

We had an effective income tax rate of 17% in 2002 and 34% in both 2001 and 2000. In 2002 the rate differed from the federal statutory rate of 35% primarily due to changes in valuation allowances for certain deferred tax assets resulting from the write-downs of certain investments, the effect of the purchased in-process research and development and state income taxes partially offset by certain research and development credits.

In 2001 and 2002 this rate differed from the federal statutory rate of 35% primarily due to state income tax, offset by certain research and development credits.

LIQUIDITY AND CAPITAL RESOURCES

Our cash, cash equivalents and short-term marketable securities at December 31, 2002 were $173.8 million, decreasing by $114.8 million from $288.6 million at December 31, 2001. The decrease was primarily due to $95.1 million in payments made in connection with the acquisitions of Kinexus, Techfi, Advent Hellas and Advent Outsource and $49.7 million for the repurchase of stock, partially offset by $30 million in cash generated from operations.

The net cash of $30 million provided by operating activities for 2002 was primarily due to net income excluding non-cash items, such as depreciation, amortization, the tax benefit from exercise of stock options, the one time write-off of in-process research and development fees associated with our Techfi acquisition and the other-than-temporary losses from investments, and a $22.1 million decrease in accounts receivable, resulting primarily from a decrease in 2002 revenues compared to 2001 and increased collections. Increases in net cash provided by operating activities were partially offset by a $8.2 million increase in net income taxes receivable due primarily to a difference in the 2002 and 2001 effective income tax rates, a $5.4 million decrease in accrued liabilities and a $1.7 million decrease in deferred revenue due to lower sales in 2002. The net cash used in investing activities during 2002 of $83.7 million is primarily due to $95.1 million, including approximately $6 million cash in escrow, paid in connection with the acquisitions of Kinexus, Techfi, Advent Hellas, Advent Outsource and earn-outs related to the acquisition of NPO Solutions, a net $8.1 million spent in connection with minority investments in other businesses and $6.7 million paid for fixed assets, partially offset by $26.2 million net proceeds received from short-term marketable security investment activities. The net cash used in financing activities during 2002 of $34.3 million was primarily due to the $49.7 million used to repurchase and retire our own Common Stock offset in part by $15.5 million in cash generated from stock issued under the employee stock benefit plans.

The net cash of $43.0 million provided by operating activities for 2001 was primarily due to net income, increases in deferred revenues, the tax benefit associated with common stock issued under employee benefit plans, and depreciation and amortization and other non-cash charges. These increases to net cash were partially offset by increases in accounts receivable as well as prepaid and other assets. The net cash of $119.7 million used in investing activities for 2001 primarily related to net expenditures of $44.1 million to acquire or make investments in complementary businesses and technologies, net short-term investment purchases of $66.5 million, and expenditures of $9.1 million for furniture, fixtures and equipment and leasehold improvements primarily for our additional new leased office space at our corporate headquarters in San Francisco, California. The net cash of $146.6 million provided by financing activities for 2001 was primarily due to $138 million in net proceeds from our August 2001 common stock offering, $15.4 million in proceeds from the issuance of common stock under our employee stock benefit plans and $5 million from the exercise of a warrant, partially offset by $14.8 million used to repurchase and retire our common stock under a stock repurchase program that had been announced earlier in the year.

The net cash of $35.3 million provided from operating activities for 2000 was primarily due to net income and an increase in deferred revenues, the tax benefit associated with common stock issued under employee benefit plans, and depreciation and amortization and other non-cash charges. These were partially offset by increases in accounts receivable as well as prepaid and other assets. The net cash used in investing activities of $15.1 million for 2000 primarily related to expenditures of $10.4 million for furniture, fixtures and equipment and leasehold improvements primarily for our additional new leased office space at our corporate headquarters in San Francisco, California as well as new, larger leased space for our offices in New York, New York. The net cash of $12.6 million provided by financing in 2000 was primarily due to proceeds from the issuance of stock under our employee stock benefit plans.

At December 31, 2002, we had $161.3 million in working capital, down from $311.3 million at December 31, 2001. We currently have no significant capital commitments other than commitments under our operating leases. During 2002, our operating lease commitments increased to $64 million through 2012, cumulatively, primarily due to additional leases assumed in connection with our Kinexus and Techfi acquisitions and a new operating lease for additional facilities in San Francisco signed in the second quarter of 2002, partially offset by a successful exit from a lease commitment for unoccupied space in San Francisco.

During 2003 we may acquire additional operations from Advent Europe. We anticipate that the purchase price of any such acquisition(s) would not exceed $10 million.

At December 31, 2002 and 2001, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Our principal source of liquidity is our operating cash flows, which is dependent upon continued market acceptance of our products and services. We believe that our available sources of funds and anticipated cash flows from operations will be adequate to finance current operations and anticipated capital expenditures for at least the next twelve months.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies the guidance of the Emerging Issues Task Force ("EITF") in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS No. 146, the FASB acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to the other parties that meets the definition of a liability and requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect a significant impact on our financial position and results of operations for the adoption of SFAS 146.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosure about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Our software license agreements typically indemnify our clients for intellectual property infringement claims. We also warrant to our clients that our software operates substantially in accordance with our specifications. We believe that the adoption of this standard will not have a material impact on the consolidated financial statements. However, we continue to evaluate the impact of FIN 45 on our financial statements and related disclosures.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Costs-Transition and Disclosure". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", and provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also requires additional disclosures about the effects on reported net income of an entity's accounting policy with respect to stock-based employee compensation. We account for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and have adopted the disclosure-only alternative of SFAS No. 123. We adopted the disclosure provisions of SFAS No. 148 in December 2002.

In January 2003, the FASB issued Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." FIN No. 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Disclosure requirements apply to any financial statements issued after January 31, 2003. We have considered the provisions of FIN No. 46 and believe it will not be necessary to include any of our private equity investments in our consolidated financial statements. We will however continue to evaluate the impact of FIN No. 46 on our financial statements and related disclosures.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report contains trend analysis and other forward-looking statements that are based on current expectations and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in the forward-looking statements as a result of the factors summarized below and other risks detailed from time to time in public announcements, registration statements and filings with the SEC, including reports on Forms 10-K and 10-Q. Additionally, the financial statements for the periods presented are not necessarily indicative of results to be expected for any future period.

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. These risks include the potential for period to period fluctuations in operating results and the dependence on continued market acceptance of our current product offerings and the successful development and market acceptance of new products and product enhancements on a timely, cost effective basis. Additionally, we derive a majority of our revenue from the licensing of Axys and our Advent Office suite. We cannot be certain that Axys or Advent Office will continue to be well received by our customers. Also, we are dependent on the stability of financial markets, the health of the economy generally, the maintenance of our relationship with Interactive Data Corporation, and our ability to remain competitive against new and existing rivals in our market. In particular, our net revenues and operating results have varied substantially from period to period on a quarterly basis and may continue to fluctuate due to a number of factors. Software product backlog at the beginning of any quarter typically represents only a small portion of that quarter's expected revenues. In addition, as licenses into multi-user networked environments increase both in individual size and number, the timing and size of individual license transactions are becoming increasingly important factors in our quarterly operating results. The sales cycles for these transactions are often lengthy and unpredictable, and the ability to close large license transactions on a timely basis or at all could cause additional variability in our quarterly operating results. In June 2002, we announced that we would begin to offer term licenses as an alternative to the perpetual licenses we have previously sold. Although we believe that this will give us more predictable revenue in the long term, it may potentially decrease our revenues in the short term as some clients make the shift from perpetual to term and therefore we recognize less revenue at the beginning of the contract. We also expect that our gross and operating margins may fluctuate from period to period as we continue to introduce new recurring revenue products, change our professional services organization and associated revenue, continue to hire and acquire additional personnel and increase other expenses to support our business. Because these expenses are relatively fixed in the short term, a fluctuation in revenue could lead to operating results differing from expectations. Our stock price may also be subject to wide fluctuations, particularly during times of high market volatility, and if our net revenues or earnings fail to meet the investment community's expectations, our stock price is likely to decline.

A number of factors including market volatility, global economic uncertainty and reductions in capital expenditures by large customers could adversely impact our results. The target clients for our products include a range of organizations that manage investment portfolios, including investment advisors, brokerage firms, banks and hedge funds. In addition, we target corporations, public funds, universities and non-profit organizations, which also manage investment portfolios and have many of the same needs. The success of many of our clients is intrinsically linked to the health of the financial markets. We believe that demand for our products could be disproportionately affected by fluctuations, disruptions, instability or downturns in the financial markets which may cause clients and potential clients to exit the industry or delay, cancel or reduce any planned expenditures for investment management systems and software products. If the current economic slowdown continues, the presence of factors in the market for large management software systems such as reductions in capital expenditures by large customers, poor performance in financial markets, and increasing competition will likely materially adversely affect our business and results of operations.

We may acquire or make investments in complementary companies, products or technologies. In addition, we continually evaluate the performance of all our products and product lines and may sell or discontinue current products or product lines. The number of acquisitions completed in 2001 and 2002 is unprecedented for us. The complex process of integrating our acquisitions has required and will continue to require significant resources, particularly in light of our relative inexperience integrating acquisitions. Integrating our acquisitions has been and will continue to be time consuming, expensive and disruptive to our business. Failure to achieve the anticipated benefits of our acquisitions or to successfully integrate the operations of these entities could harm our business, results of operations and cash flows. Furthermore, we may have to incur debt, write-off software development costs or other assets, incur severance liabilities, amortize expenses related to goodwill and other intangible assets or issue equity securities to pay for any future acquisitions. The issuance of equity securities could dilute our existing stockholders' ownership.

Our business has grown in recent years through both internal expansion and acquisitions, and that growth along with any continued growth may cause a significant strain on our infrastructure, internal systems and managerial resources. To manage our growth effectively, we must continue to improve and expand our infrastructure, including operating and administrative systems and controls, and continue managing headcount, capital and processes in an efficient manner.

We have made investments in privately held companies, which we classify as "other assets" on our balance sheet. The value of these investments is influenced by many factors, including the operating effectiveness of these companies, the overall health of these companies' industries, the strength of the private equity markets and general market conditions. Due to these and other factors, we have previously determined, and may in the future determine, that the value of these investments is impaired, which has caused and would cause us to write down the stated value of these investments.

Our operations are exposed to interruption by fire, earthquake, power loss, telecommunications failure, and other events beyond our control. Additionally, we are vulnerable to interruption caused by political and terrorist incidents. Such interruptions could affect our ability to sell and deliver products and services and other critical functions of our business and could seriously harm us. Further, such attacks could cause instability in the financial markets upon which we depend.

The market for investment management software is intensely competitive and highly fragmented, subject to rapid change and highly sensitive to new product introductions and marketing efforts by industry participants. Our competitors include providers of software and related services as well as providers of timeshare services. Our competitors vary in size, scope of services offered and platforms supported. In addition, we compete indirectly with existing and potential clients, many of whom develop their own software for their particular needs and therefore may be reluctant to license software products offered by independent vendors like us. Many of our competitors have longer operating histories and greater financial, technical, sales and marketing resources than we do. In addition, we also face competition from potential new entrants into our market that may develop innovative technologies or business models. We cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressures will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm our business.

Our future success will continue to depend upon our ability to develop new products or product enhancements that address the future needs of our target markets and to respond to changing industry standards and practices. We may not be successful in developing, introducing and marketing new products or product enhancements on a timely and cost effective basis, or at all, and our new products and product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. Delays in the commencement of commercial shipments of new products or enhancements may result in client dissatisfaction and delay or loss of product revenues. If we are unable, for technological or other reasons, to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or client requirements, or if new products or new versions of existing products do not achieve market acceptance, our business would be seriously harmed.

To take advantage of the internet, we are developing services to bring internet-based products and services to clients. We cannot assure you that there will not be disruptions in internet services which could harm our business. The internet is a public network, and data is sent over this network from many sources.

Computer viruses could be introduced into our systems or those of our customers or other third parties, which could disrupt or make it inaccessible to customers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them. In addition, we cannot assure you that there will not be disruptions in internet services beyond our control or that of our third party vendors. Any such disruptions could harm our business.

As we develop new products and services, we have entered, and will continue to enter, into development agreements and other agreements with information providers, clients or other companies in order to accelerate the delivery of new products and services, such as our relationship with Microsoft for WealthLine. We may not be successful in marketing our internet services or in developing other internet services or maintaining these relationships. Additionally, we may not be successful in being able to replace our current technology with new technology. Our failure to do so could seriously harm our business.

Our products may contain undetected software errors or failures when first introduced or as new versions are released. Despite testing by us and by current and potential customers, errors may not be found in new products until after commencement of commercial shipments, resulting in loss of or a delay in market acceptance, which could seriously harm our business.

Our success depends significantly upon our proprietary technology. Despite our efforts to protect our proprietary technology, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents, and existing copyright laws afford only limited protection. In addition, we cannot be certain that others will not develop substantially equivalent or superseding proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. We cannot assure you that we will develop proprietary products or technologies that are patentable, that any patent, if issued, would provide us with any competitive advantages or would not be challenged by third parties, or that the patents of others will not adversely affect our ability to do business. Litigation may be necessary to protect our proprietary technology. This litigation may be time-consuming and expensive. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

We have expanded in recent periods into a number of new business areas to foster long-term growth including international operations, strategic alliances and AdventTrusted Network. These areas are still relatively new to our product development and sales personnel. New business areas require significant management time and resources prior to generating significant revenues and may divert management from our core business. There is no assurance that we will compete effectively or will generate significant revenues in these areas. In order to further expand our international operations, we will need to continue to establish additional facilities, acquire other businesses or enter into additional distribution relationships in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. We cannot be certain that our establishment of facilities in other countries will produce desired levels of revenue. We currently have limited experience in developing localized versions of our products and marketing and distributing our products internationally. In addition, international operations are subject to other inherent risks.

We believe that our success will depend on the continued employment of our senior management and key technical personnel, none of whom has an employment agreement with us. Additionally, our continued success depends, in part, on our ability to identify, attract, motivate and retain qualified technical, sales and other personnel. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to identify, attract, motivate and retain qualified engineers with the requisite education, backgrounds and industry experience. We may also be required to create additional performance and retention incentives in order to retain our employees, including the granting of additional stock options to employees at current prices or issuing incentive cash bonuses.

Consolidated Balance Sheets

December 31,	2002	2001
(in thousands, except per share data)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 78,906	$ 166,794
Short-term marketable securities	94,923	121,756
Accounts receivable, net of allowance for doubtful accounts of $1,410 at 2002 and $2,720 at 2001	21,470	51,370
Prepaid expenses and other	8,947	9,451
Income taxes receivable	6,289	—
Deferred income taxes	4,714	10,935
Total current assets	215,249	360,306
Property and equipment, net	28,001	26,090
Goodwill	67,349	12,650
Intangibles	41,157	21,675
Other assets, net	80,980	34,394
Total assets	$ 432,736	$ 455,115
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,637	$ 2,408
Accrued liabilities	13,530	13,520
Deferred revenues	31,918	27,347
Income taxes payable	5,817	5,767
Total current liabilities	53,902	49,042
Long-term liabilities	5,479	1,684
Total liabilities	59,381	50,726
Commitments and Contingencies (See Note 6)		
Stockholders' equity:		
Preferred stock, $0.01 par value		
Authorized: 2,000 shares		
Issued and outstanding: none	—	—
Common stock, $0.01 par value		
Authorized: 120,000		
Issued and outstanding: 32,853 at 2002 and 34,043 at 2001	329	342
Additional paid-in capital	302,649	317,548
Retained earnings	67,385	86,621
Cumulative other comprehensive income (loss)	2,992	(122)
Total stockholders' equity	373,355	404,389
Total liabilities and stockholders' equity	$ 432,736	$ 455,115

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statement of Operations

Year ended December 31,	2002	2001	2000
(in thousands, except per share data)			
Revenues:			
License and development fees	$ 53,498	$ 83,587	$ 66,063
Maintenance and other recurring	87,287	67,699	50,121
Professional services and other	18,651	18,929	18,747
Net revenues	159,436	170,215	134,931
Cost of revenues:			
License and development fees	6,979	6,497	5,330
Maintenance and other recurring	22,799	16,955	13,482
Professional services and other	6,783	6,190	6,112
Total cost of revenues	36,561	29,642	24,924
Gross margin	122,875	140,573	110,007
Operating expenses:			
Sales and marketing	65,566	52,229	42,591
Product development	39,627	27,426	21,604
General and administrative	20,903	14,824	12,002
Amortization of intangibles	10,862	4,694	1,528
Purchased in-process research and development	1,450	—	—
Total operating expenses	138,408	99,173	77,725
Income (loss) from operations	(15,533)	41,400	32,282
Interest income and other, net	5,854	8,273	7,265
Loss on investments	(13,521)	(2,000)	(497)
Income (loss) before income taxes	(23,200)	47,673	39,050
Provision for (benefit from) income taxes	(3,964)	16,208	13,276
Net income (loss)	$ (19,236)	$ 31,465	$ 25,774
Other comprehensive income (loss), net of tax			
Unrealized gain (loss) on marketable securities	$ (17)	$ (196)	$ 179
Foreign currency translation adjustments	3,131	4	(134)
Comprehensive income (loss)	$ (16,122)	$ 31,273	$ 25,819
NET INCOME PER SHARE DATA			
Diluted:			
Net income (loss) per share	$ (0.57)	$ 0.89	$ 0.75
Shares used in per share calculations	33,659	35,383	34,237
Basic:			
Net income (loss) per share	$ (0.57)	$ 0.98	$ 0.86
Shares used in per share calculations	33,659	32,148	29,992

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

For the years ended December 31, 2002, 2001 and 2000
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Cumulative Other Comprehensive Income (Loss)	Total Equity
Balances, December 31, 1999	29,250	$ 292	$130,960	$ 29,382	$ 25	$ 160,659
Exercise of stock options	1,174	12	10,339			10,351
Tax benefit from exercise of stock options			10,435			10,435
Common stock issued under employee stock purchase plan	74	1	2,200			2,201
Stock-based compensation			136			136
Unrealized gain on marketable securities, net of tax and reclassification					179	179
Translation adjustment					(134)	(134)
Net income				25,774		25,774
Balances, December 31, 2000	30,498	305	154,070	55,156	70	209,601
Exercise of stock options	1,356	13	15,408			15,421
Tax benefit from exercise of stock options			16,807			16,807
Common stock issued under employee stock purchase plan	69	2	2,907			2,909
Stock-based compensation			148			148
Common stock issued in secondary offering, net	2,550	26	138,014			138,040
Common stock repurchased and retired	(430)	(4)	(14,806)			(14,810)
Warrant			5,000			5,000
Unrealized loss on marketable securities, net of tax and reclassification					(196)	(196)
Translation adjustment					4	4
Net income				31,465		31,465
Balances, December 31, 2001	34,043	342	317,548	86,621	(122)	404,389
Exercise of stock options	836	8	12,210			12,218
Tax benefit from exercise of stock options			8,948			8,948
Common stock issued under employee stock purchase plan	164	1	3,306			3,307
Common stock issued in connection with an acquisition			1,782			1,782
Stock-based compensation			(2)			(2)
Common stock repurchased and retired	(2,355)	(24)	(49,643)			(49,667)
Warrant	165	2	8,500			8,502
Unrealized loss on marketable securities, net of tax and reclassification					(17)	(17)
Translation adjustment					3,131	3,131
Net loss				(19,236)		(19,236)
Balances, December 31, 2002	32,853	$ 329	$302,649	$ 67,385	$2,992	$ 373,355

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

Year Ended December 31,	2002	2001	2000
(in thousands)			
Cash flows from operating activities:			
Net income (loss)	$ (19,236)	$ 31,465	$ 25,774
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Tax benefit from exercise of stock options	8,948	16,807	10,435
Non-cash stock compensation	(2)	148	136
Depreciation and amortization	19,142	10,434	6,161
Purchased in-process research and development	1,450	—	—
Provision for doubtful accounts	2,407	3,105	1,154
Other than temporary loss on investments	13,816	2,000	497
Loss on investments	368	—	—
Deferred income taxes	(7,713)	(6,009)	(49)
Other	(191)	476	436
Cash provided by (used in) operating assets and liabilities:			
Accounts receivable	22,124	(17,670)	(13,294)
Prepaid and other assets	4,010	(5,616)	(2,997)
Income taxes receivable	(6,289)	—	—
Accounts payable	(1,150)	(432)	(316)
Accrued liabilities	(5,392)	933	2,317
Deferred revenues	(457)	4,559	5,661
Income taxes payable	(1,878)	2,799	(653)
Net cash provided by operating activities	29,957	42,999	35,262
Cash flows used in investing activities:			
Net cash used in acquisitions including payments of net assumed liabilities	(89,010)	(30,113)	—
Acquisition of fixed assets	(6,708)	(9,109)	(10,372)
Purchases of other investments	(10,060)	(13,992)	(4,250)
Proceeds from sales of other investments	1,967	—	—
Purchase of short-term marketable securities	(145,191)	(198,779)	(52,690)
Sales and maturities of short-term marketable securities	171,425	132,264	52,235
Deposits and other	(6,079)	—	—
Net cash used in investing activities	(83,656)	(119,729)	(15,077)
Cash flows provided by (used in) financing activities:			
Proceeds from exercises of stock options	12,218	15,421	10,351
Proceeds from issuance and exercise of warrants	2	5,000	—
Common stock repurchased	(49,667)	(14,810)	—
Proceeds from issuance of common stock	—	145,630	—
Costs from issuances of common stock	—	(7,590)	—
Proceeds from common stock issued under the ESPP	3,307	2,909	2,201
Repayment of capital leases	(134)	—	—
Net cash provided by (used in) financing activities	(34,274)	146,560	12,552
Effect of exchange rate changes on cash and cash equivalents	85	(23)	(65)
Net increase (decrease) in cash and cash equivalents	(87,888)	69,807	32,672
Cash and cash equivalents at beginning of period	166,794	96,987	64,315
Cash and cash equivalents at end of period	$ 78,906	$ 166,794	$ 96,987
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 5,378	$ 1,988	$ 3,455
Unrealized gain (loss) on marketable securities, net of tax	$ (17)	$ (196)	$ 179

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations We provide stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission-critical functions of the front, middle and back offices of investment management organizations. Our clients vary significantly in size and assets under management and include investment advisors, brokerage firms, banks, hedge funds, corporations, public funds, foundations, universities and non-profit organizations.

Principles of consolidation The consolidated financial statements include the accounts of Advent and its wholly-owned subsidiaries. All intercompany transactions and amounts have been eliminated.

Foreign currency translation The functional currency of our foreign subsidiaries is their local currencies. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at average rate of exchange during the period.

Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements. Actual results could differ from those estimates.

Fair value of financial instruments The amounts reported for cash equivalents, marketable securities, receivables, and accounts payable are considered to approximate their market values based on comparable market information available at the respective balance sheet dates and their short-term nature.

Cash and cash equivalents Cash equivalents are comprised of highly liquid investments purchased with an original maturity of 90 days or less. These securities are maintained with major financial institutions.

Marketable securities All of our marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of any related tax effect, reported in accumulated components of comprehensive income (loss) in stockholders' equity in the accompanying consolidated financial statements. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest and other, net, in the accompanying consolidated statements of operations.

Investments Investments are included in other assets and consist of non-marketable investments in privately held companies, most of which can be considered in the start-up or development stages. One of these investments is accounted for under the equity method of accounting because the Chairman of our Board of Directors is a member of the investee's Board of Directors. Our portion of net income or loss for this investment has not been significant to date and is included in loss on investments on our statement of operations. The remaining investments are carried at the lower of cost or net realizable value. Our investments in privately held companies are considered impaired when a review of the investee's operations indicate that the decline in value of the investment is other than temporary. Such indicators include, but are not limited to, limited capital resources, limited prospects of receiving additional financing, and prospects for liquidity of the related securities. Impaired investments in privately held companies are written down to estimated fair value, which is the amount we believe is recoverable from our investment.

Product development Product development expenses consist primarily of salary, benefits, and contractors fees for our development and technical support staff, and other costs associated with the enhancements of existing products and services and development of new products and services. Costs incurred for software development prior to technological feasibility are expensed as product development costs in the period incurred. Once the point of technological feasibility is reached, development costs are capitalized until the product is available for general release. Capitalized costs are then amortized on a straight-line basis over the estimated useful life or on the ratio of current revenue to the total projected product revenue, whichever is greater. To date, the period between achieving technology feasibility, which we define as the establishment of a working model and which typically occurs when beta testing commences, and the general availability of such software has been short. As such, software development costs qualifying for capitalization have been insignif-

icant and therefore no costs have been capitalized to date.

Capitalization of internal use software Costs incurred for web site design, creation and maintenance of content, graphics and user interface are expensed as incurred. Costs for development of internal use software are capitalized and amortized over their estimated useful lives ranging from two to five years. Costs of approximately $414,000, $836,000 and $877,000 related to development of internal use software were capitalized in 2002, 2001 and 2000, respectively.

Property and equipment Property and equipment are stated at cost, less accumulated depreciation and amortization. We calculate depreciation and amortization using the straight-line method over the assets' estimated useful lives. Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life of the assets or the remaining lease term. The cost and related accumulated depreciation applicable to property and equipment sold or no longer in service are eliminated from the accounts and any gains or losses are included in operations. Useful lives by principal classifications are as follows:

Office equipment	5 years
Computers and software	3 to 6 years
Leasehold improvement	3 to 11 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the property and equipment, are expensed as incurred.

Accounting for intangible assets Intangible assets are stated at cost less accumulated amortization and include goodwill, completed technology and non-compete and distribution agreements. Goodwill is the excess of cost over fair value of the net assets acquired. Goodwill from acquisitions subsequent to June 30, 2001 has not been amortized. Goodwill acquired prior to July 1, 2001, was amortized through December 31, 2001 on a straight-line basis over the estimated periods of benefit. As of December 31, 2002, the estimated lives of goodwill acquired prior to July 1, 2001 and all acquired intangibles is as follows:

Goodwill acquired prior to July 1, 2001	4 to 7 years
Completed technology	3 to 7 years
Agreements	5 to 7 years
Customer base and tradename	3 to 7 years

We adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in the first fiscal quarter of 2002. SFAS No. 142 supercedes Accounting Principles Board Opinion No. 17 "Intangible Assets" and discontinues the amortization of goodwill. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The implied fair value of goodwill shall be determined by allocating the fair value of a reporting unit to all of the assets and liabilities of this first step of the transitional goodwill impairment test measured as of January 1, 2002. This first test did not indicate impairment and, therefore, no changes were made based on the outcome of this testing. The second step of the tran-

sitional impairment test was not required. During the fourth quarter of 2002, as part of our annual impairment test, we completed the first step of the impairment test measured as of November 1, 2002. This first test did not indicate impairment and, therefore, the second step of the impairment test is unnecessary.

Accounting for long-lived assets We review property, equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include the following (1) significant underperformance relative to expected historical or projected future operating results; (2) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; (3) significant negative industry or economic trends; (4) significant decline in our stock price for a sustained period; and (5) our market capitalization relative to net book value. Recoverability is measured by comparison of the assets' carrying amount to their expected future undiscounted net cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its expected future discounted cash flow.

Revenue recognition and allowance for doubtful accounts We license application software products and offer annual maintenance programs which provide for technical support and updates to our software products. We offer professional services that primarily include consulting, implementation management, integration management, custom report writing and training. We offer other recurring revenue products and services that are subscription-based and transaction-based that primarily include interfacing and downloading of securities information from third party providers. Development agreements provide for the development of technologies and products that are expected to become part of our product or product offerings in the future.

We recognize revenue from software licenses when persuasive evidence of an arrangement exists which is evidenced by a signed agreement, the product has been delivered F.O.B shipping point, the fee is fixed and determinable and collection of the resulting receivable is reasonably assured. Sales through our distributor are evidenced by a master agreement governing the relationship together with binding order forms and signed contracts from the distributor's customers. Our arrangements do not generally include acceptance provisions yet if acceptance provisions are provided delivery occurs upon acceptance. Our arrangements for sale of software licenses are sold with maintenance and, often times, professional services and other products and services. We allocate revenue to delivered components, normally the license component of the arrangement, using the residual value method based on objective evidence of the fair value of the undelivered elements, which is specific to us. Fair values for the maintenance service for our software licenses are generally based upon renewal rates stated in the contracts. Fair value for the professional services and other products and services is based upon separate sales by us of these services to other customers. We recognize revenue for maintenance services ratably over the contract term. Our professional services are generally billed based on hourly rates, and we recognize revenue as these services are performed. Subscription-based revenues and any related set-up fees are recognized ratably over the period of the contract. Transaction-based revenues are generally recognized when the transactions occur. Revenues for development agreements are recognized using the percentage-of-completion method of accounting based on costs incurred to date compared with the estimated cost of completion. In June 2002, we began to offer term licenses as an alternative to the perpetual licenses we have historically offered to customers.

We analyze specific accounts receivable, historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. We also analyze customer demand and acceptance of our product and historical returns when evaluating the adequacy of the allowance for sales returns, which are not generally provided to our customers. Allowances for sales returns are accounted for as deductions of net revenues and increases to deferred revenues.

Advertising costs We expense advertising costs as incurred. Total advertising expenses were approximately $85,000, $73,000, and $77,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

Stock-based compensation We use the intrinsic value-based method to account for all of our stock-based employee compensation plans and have adopted the disclosure-only alternative of SFAS No. 123 "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation". We

are required to disclose the pro forma effects on operating results as if we had elected to use the fair value approach to account for all our stock-based employee compensation plans. Stock-based compensation for non-employees is based on the fair value of the related stock or options.

The fair value of warrants, options or stock exchanged for services is expensed over the period benefited. The warrants and options are valued using the Black-Scholes option pricing model.

If compensation had been determined based on the fair value at the grant date for awards in 2002, 2001 and 2000, consistent with the provisions of SFAS No. 123, our net income (loss) and net income (loss) per share for the year ended December 31, 2002, 2001 and 2000, respectively, would have been as follows (in thousands, except per share data):

	2002	2001	2000
Net income (loss) – as reported	$ (19,236)	$ 31,465	$ 25,774
Net income (loss) – pro forma	$ (33,351)	$ 18,788	$ 18,956
Per Share Data			
Diluted			
Net income (loss) – as reported	$ (0.57)	$ 0.89	$ 0.75
Net income (loss) – pro forma	$ (0.99)	$ 0.53	$ 0.55
Basic			
Net income (loss) – as reported	$ (0.57)	$ 0.98	$ 0.86
Net income (loss) – pro forma	$ (0.99)	$ 0.58	$ 0.63

Such pro forma disclosures may not be representative of future compensation costs because options vest over several years and additional grants are made each year.

The weighted-average grant-date fair value of options granted were $39.85, $26.32 and $31.13 per option for the years ended December 31, 2002, 2001, and 2000, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	3.8%	4.5%	6.3%
Volatility	71.8	65.9	63.7
Expected life	5 years	5 years	5 years
Expected dividends	None	None	None
Average turnover rate	8%	8%	8%

The fair value for the Employee Stock Purchase Plan rights were also estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2002, 2001 and 2000: risk-free interest rates of 1.6%, 3.7%, and 6.3% respectively; dividend yield of 0%; volatility factors of 71.8%, 65.9% and 63.7% for 2002, 2001 and 2000 respectively; and a six-month expected life. The weighted average fair value of the ESPP rights granted in 2002, 2001 and 2000, were $15.73, $19.56 and $15.24, respectively.

Income taxes We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of events that have been recognized in the financial statements or tax returns for temporary differences between the tax basis of the assets and liabilities and their reported amounts. A valuation allowance is then established to reduce the net deferred tax asset if it is more likely than not that the related tax benefit will not be realized.

Net income (loss) per share Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for that period. Diluted net income (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential shares consist of incremental common shares issuable upon exercise of stock options and warrants and conversion of preferred stock (none outstanding) for all periods.

Comprehensive income (loss) Comprehensive income (loss) consists of net income (loss), net unrealized foreign currency translation adjustment and net unrealized gains or losses on available-for-sale marketable securities and is presented in the consolidated statements of stockholders' equity and consolidated statement of operations.

Segment information We have determined that we have a single reportable segment consisting of the development, marketing and sale of stand-alone and client/server software products, data interfaces and related maintenance and services that automate, integrate and support certain mission critical functions of investment management organizations. Management uses one measurement of profitability and does not disaggregate its business for internal reporting. No country or region outside North America accounted for more than 10% of our total revenue for years ended December 31, 2002, 2001, and 2000. No one customer accounted for more than 10% of our total revenue for years ended December 31, 2002, 2001, and 2000.

Certain risks and concentrations Our product revenues are concentrated in the computer software industry, which is highly competitive and rapidly changing. Significant technological changes in the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies could adversely affect operating results. Additionally, we derive a majority of our revenues from licensing our application Axys and its related suite of applications, and therefore its market acceptance is essential to our success.

Financial instruments that potentially subject us to concentrations of credit risks comprise, principally, cash, short-term marketable securities, and trade accounts receivable. We invest excess cash through banks, mutual funds, and brokerage houses primarily in highly liquid securities and have investment policies and procedures that are reviewed periodically to minimize credit risk. Our short-term marketable securities consist of diversified investment grade securities. We believe no significant concentration of credit risk exists with respect to these securities.

With respect to accounts receivable, we perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain reserves for potential credit losses on customer accounts when deemed necessary. At December 31 2002, 2001 and 2000 no customer accounted for more than 10% of accounts receivable or 10% of revenues for the years then ended.

Reclassifications Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on results of operations or stockholders' equity.

Recent accounting pronouncements In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies the guidance of the Emerging Issues Task Force ("EITF") in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS No.146, the FASB acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to the other parties that meets the definition of a liability and requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect a significant impact on our financial position and results of operations for the adoption of SFAS No.146.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosure about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. Our software license agreements typically indemnify our clients for intellectual property infringement claims. We also warrant to our clients that our software operates substantially in accordance with our specifications. We believe that the adoption of this standard will not have a material impact

on the consolidated financial statements. However, we continue to evaluate the impact of FIN 45 on our financial statements and related disclosures.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Costs-Transition and Disclosure". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", and provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also requires additional disclosures about the effects on reported net income of an entity's accounting policy with respect to stock-based employee compensation. We account for stock-based compensation in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and have adopted the disclosure-only alternative of SFAS No. 123. We adopted the disclosure provisions of SFAS No. 148 in December 2002.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN No. 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Disclosure requirements apply to any financial statements issued after January 31, 2003. We have considered the provisions of FIN 46 and believe that it will not be necessary to include any of our private equity investments in our consolidated financial statements. We will however continue to evaluate the impact of FIN No. 46 on our financial statements and related disclosures.

2. MARKETABLE SECURITIES

At December 31, 2002, marketable securities are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
Corporate debt securities and commercial paper	$ 85,956	$ 78	$ —	$ 86,034
U.S. government debt securities	26,602	79	(1)	26,680
Municipal debt securities	34,366	120	—	34,486
Corporate equity securities	662	—	(327)	335
Total	$ 147,586	$ 277	$ (328)	$ 147,535

Reported as:	
Cash equivalents	$ 52,612
Short-term marketable securities	94,923
Total	$ 147,535

The following table summarizes maturities of marketable securities at December 31, 2002 (in thousands):

	Amortized Cost	Aggregate Fair Value
Less than one year	$ 57,286	$ 56,958
Due in 1 to 2 years	90,300	90,577
Total	$ 147,586	$ 147,535

At December 31, 2002, all marketable debt securities had scheduled original maturities of less than three years. Marketable debt securities totaling $53 million have maturities less than three months and are classified as cash and cash equivalents. The remaining is included in short-term marketable securities. Gross realized gains on sales of marketable debt securities were $560,000, $587,000 and zero in 2002, 2001 and 2000, respectively.

At December 31, 2001, marketable securities are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
Corporate debt securities and commercial paper	$ 140,360	$ 109	$ (214)	$ 140,255
U.S. government debt securities	36,108	30	(48)	36,090
Municipal debt securities	27,945	110	(13)	28,042
Total	$ 204,413	$ 249	$ (275)	$ 204,387

Reported as:	
Cash equivalents	$ 82,631
Short-term marketable securities	121,756
Total	$ 204,387

3. ACQUISITIONS

In January 2001, we acquired all outstanding equity of Rex Development Partners, L.P., a limited partnership, for approximately $8.6 million in cash and acquisition costs. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. Rex Development Partners, L.P. was formed to accelerate the development of technology incorporated in our Rex service. This purchase provides us with core technologies which will be used in Advent TrustedNetwork. The allocation of the purchase price for Rex Development Partners, L.P. was based on the estimated fair value of the net assets of $100,000 at the acquisition date (consisting of current assets of $1.0 million and current liabilities of $900,000), and acquired technologies of $8.5 million.

In April 2001, we acquired all of the outstanding common stock of NPO Solutions, Inc. ("NPO"), a privately held provider of integrated computer software solutions for nonprofit organizations, located in Loudon, New Hampshire, through our wholly-owned subsidiary, MicroEdge, Inc. The total purchase price was $8.1 million, with an additional $1.5 million potentially to be distributed to NPO stockholders if NPO meets certain milestones. The purchase price consisted of $6.8 million of cash as well as $1.3 million in net liabilities assumed and acquisition related expenses. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date.

The allocation of the purchase price of NPO was based on the estimated fair value of the net liabilities of approximately $1.3 million at the acquisition date (consisting of current assets of $700,000; property, plant and equipment of $160,000; and current liabilities of $2.2 million), goodwill of $2.8 million, and other intangibles primarily consisting of customer base and acquired technologies of $5.3 million. During 2002, we paid an additional $500,000 of earn-outs since NPO met certain milestones, which was recorded as an increase to goodwill. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

In November 2001, we acquired certain assets of ManagerLink.com for a total purchase price of $2.9 million, consisting of $1.5 million in cash as well as $1.4 million in net liabilities assumed and acquisition related expenses. This transaction was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. ManagerLink.com provides consolidated portfolio reporting tools to CPAs, family offices, and other firms. We acquired ManagerLink.com at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities resulting in

goodwill of $1.5 million in order to further increase our deployment of Advent TrustedNetwork. The allocation of the purchase price for ManagerLink.com was based on the estimated fair value of the net liabilities of $1.4 million at the acquisition date (consisting of current assets of $22,000; property, plant and equipment of $156,000; and current liabilities of $1.6 million), goodwill of $1.5 million (deductible for tax purposes), and other intangibles consisting of acquired technology and trade name of $1.4 million which have a weighted average amortization period of 5 years. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

In November 2001, we acquired all of the common stock of our Scandinavian distributors' operations located in Norway, Sweden, and Denmark. Including an adjustment to the purchase price in June 2002 and closing costs, we paid a total of $14.2 million in cash and closing costs plus $4.6 million in net liabilities assumed. In addition, we are required to pay 50% of operating margins that exceed 20% for the two years after the acquisition. As of December 31, 2002, no additional potential consideration has been earned or paid. These transactions were accounted for as purchases and the results of operations are included in our consolidated financial statements beginning on the acquisition date. We acquired our Scandinavian distributors' operations at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities in order to expand control over European channels for our products and services. The adjusted allocation of the purchase price for our Scandinavian distributor was based on the estimated fair value of the net liabilities of $4.6 million at the acquisition date (consisting of current assets of $2.2 million; property, plant and equipment of $90,000; deferred tax liabilities of $2.4 million; and current liabilities of $4.5 million), goodwill of $10.7 million (not deductible for tax purposes), and other intangibles consisting of licensing agreements and acquired technology of $8.1 million which have a weighted average amortization period of approximately five years. The amount allocated to intangibles was determined based on management's estimates using established valuation techniques.

In February 2002, we acquired Kinexus Corporation, a privately held company located in New York. Kinexus provides internal account aggregation and manual data management services which we will use in our Advent TrustedNetwork service. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets and liabilities acquired on the basis of their respective fair values on the acquisition date. The results of operations are included in the consolidated financial statements beginning on the acquisition date. In order to further increase our deployment of Advent TrustedNetwork, we acquired Kinexus at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities.

The total purchase price of approximately $45.5 million included cash of approximately $34 million, closing costs of $3 million and a warrant to purchase 165,176 shares of our Common Stock valued at $8.5 million. The fair value of the warrant was calculated using the Black-Scholes method using the following assumptions: fair value of common stock of $51.34 per share, interest rate of 3%, volatility of 65.9% and a dividend rate of zero. The warrant had an exercise price of $0.01 per share and was exercised in February 2002. There is $3.8 million of additional contingent consideration that is held in escrow for 14 months, which if released will be recorded as additional goodwill. There was also a potential earn-out distribution to shareholders of up to $115 million in cash or stock at the option of Advent under a formula based on revenues and expenses. No payments will be made under this earn-out provision as the performance criteria were not met.

During 2002 we adjusted Kinexus goodwill and liabilities assumed, decreasing both by approximately $4.8 million. The adjustment primarily related to a reduction of the estimated liability assumed in connection with a vacant Kinexus facility located in downtown Manhattan within a few blocks of the World Trade Center site and was based on additional analysis on the local commercial rental market.

The adjusted allocation of the Kinexus purchase price to tangible and intangible assets and liabilities is summarized below (in thousands, except for estimated remaining useful life):

	Estimated Remaining Useful Life	Adjusted Balance December 31, 2002
Goodwill		$ 24,513
Existing technologies	3 Years	3,900
Existing technologies – internal	2 Years	498
Core technologies	3 Years	2,100
Trade name/trademarks	3 Years	600
Contracts and customer relationships	3 Years	9,400
Tangible assets		3,593
Net deferred tax assets		39,758
Liabilities assumed		(38,824)
Total purchase price		$ 45,538

Goodwill is not expected to be deductible for tax purposes.

Liabilities assumed of $38.9 million include cash advances from Advent of $4.9 million, change-in-control separation obligations of $11.1 million and remaining estimated long-term lease obligations of $4 million. The amount allocated to identifiable intangibles was determined based on management's estimates using established valuation techniques.

In July 2002, we acquired Techfi Corporation, a privately held company. Techfi provides software, technology and services to the financial intermediary market. This acquisition was consistent with our strategy to add products and services that meet the needs of a wide variety of sectors in the financial services industry, as we added the capability that Techfi brings particularly in the financial planning and independent broker/dealer areas. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets and liabilities acquired on the basis of their respective fair values on the acquisition date. The results of operations are included in the consolidated financial statements beginning on the acquisition date. The total purchase price of approximately $22.8 million includes cash of $20.2 million, acquisition related expenses of $800,000 and options to purchase 70,000 shares of our Common Stock valued at approximately $1.8 million. The options were valued using the Black-Scholes method to determine fair value, have an exercise price of $17.39 per share, vest over five years, and expire in August 2012. There is $2.3 million of additional contingent consideration that is held in escrow for 14 months, which, if released, will be recorded as additional goodwill. The acquisition price of Techfi exceeded the tangible and identifiable intangible fair values of assets and liabilities resulting in goodwill of $17 million, which is not expected to be deductible for tax purposes. At the acquisition date, Techfi's primary purchased in-process research and development ("IPR&D") projects involved the development of a web-enabled system for portfolio management, performance reporting and contact management; distributable macro language to automate operational tasks such as downloading, importing and report printing; and enhancements to their currently offered AdvisorMart service.

Purchased IPR&D for Techfi represents the present value of the estimated after-tax cash flows expected to be generated by the purchased technology, which, at the acquisition date, had not yet reached technological feasibility. The cash flow projections for revenues were based on estimated projected revenue and expenses beyond 2003 and expected industry benchmarks. Revenue estimates also include an estimated annual attrition percentage to account for the fact that, as time passes, the portion of projected revenue attributable to purchased IPR&D technologies will become less as newer technology replaces the capabilities and functionality of the purchased IPR&D technologies. Estimated operating expenses and income taxes were deducted from estimated revenue projections to arrive at after-tax cash flows. Projected operating expenses included

costs of goods sold, research and development, sales and marketing expenses and general and administrative expenses, including estimated costs to maintain the products once they have been introduced into the market and are generating revenue. The rates utilized to discount projected cash flows were 20% to 35% for in-process technologies and were based primarily on rates of return and the overall level of market acceptance and the amount of time each respective technology has been in the marketplace.

As of the date of acquisition, Advent concluded that the purchased in-process technology had no alternative future use after taking into consideration the potential use of the technology in different products, the stage of development and life cycle of each project and resale of the software. The value of the purchased IPR&D of approximately $1.5 million was expensed at the time of the acquisition.

In the quarter ended December 31, 2002, we updated our initial allocation of the Techfi purchase price for adjustments related to intangibles, assumed liabilities and deferred tax liabilities resulting in a net increase to goodwill of approximately $300,000.

The updated allocation of the Techfi purchase price to tangible and intangible assets and liabilities is summarized below (in thousands, except for estimated remaining useful life):

	Estimated Remaining Useful Life	Purchase Price Allocation December 31, 2002
Goodwill		$ 17,087
Existing technologies	3.5 Years	2,060
Core technologies	4 Years	490
Trade name/trademarks	6 Years	200
Maintenence contracts	7 Years	590
Non-compete agreements	5 Years	3,150
Tangible assets		1,259
Net deferred tax liabilities		(211)
Purchased in-process research and development		1,450
Liabilities assumed		(3,289)
Total purchase price		$ 22,786

In September 2002, we acquired all of the common stock of our Greek distributor, Advent Hellas, for a total purchase price of approximately $6.6 million in cash. In addition, in connection with this acquisition, we are required to pay 50% of Advent Hellas operating margins that exceed 20% for the two years after the acquisition, which, if paid, will be recorded as additional goodwill. The acquisition was accounted for using the purchase method of accounting and the results of operations are included in our consolidated financial statements beginning on the acquisition date. We acquired our Greek distributor's operations at amounts exceeding the tangible and identifiable intangible fair values of assets and liabilities in order to expand our direct ownership of the European channels for our products and services.

In the quarter ended December 31, 2002, we adjusted our initial allocation of the purchase price for a re-evaluation of the estimated useful life of certain intangibles and an adjustment to deferred tax liabilities resulting in an increase to goodwill of $379,000.

The updated allocation of the Advent Hellas purchase price was based on the estimated fair value of the net liabilities of approximately $800,000 at the acquisition date (consisting of current assets of $800,000; property, plant and equipment of $30,000; other assets of $10,000; current liabilities of approximately $1 million and net deferred tax liabilities of $600,000), goodwill of $5.8 million which is not deductible for tax purposes, and an identified intangible for a licensing agreement of $1.6 million which has an amortization period of 6 years.

In November 2002, we purchased all of the outstanding membership interests of Advent Outsource Data Management, LLC. ("Advent Outsource"), formerly Uoutsource Data Management, LLC, for approximately $947,000 in cash, $4.9 million in net liabilities assumed and $184,000 in acquisition costs. Advent Outsource is an outsource solution provider of portfolio reconciliation and reporting services via the internet. Advent

Outsource stores the clients' data, provides secure access over the Web to their accounts, and delivers the Axys functionality in portfolio management, accounting and reporting. This acquisition was consistent with our strategy to add products and services that meet the needs of a wide variety of sectors in the financial services industry by adding outsourcing capabilities to the solutions we offer our clients, particularly in the financial planning and independent broker/dealer areas. In addition to the initial cash consideration, there is also a potential earn-out distribution to the selling members of up to $5 million through December 31, 2004 under a formula based on revenue results for the years ending December 31, 2003 and 2004, which, if paid, will result in an increase to goodwill. This business combination was accounted for as a purchase and the results of operations are included in our consolidated financial statements beginning on the acquisition date. The preliminary allocation of the Advent Outsource Data Management, LLC purchase price was based on the estimated fair value of the net tangible liabilities of $4.9 million (consisting of current assets of approximately $130,000, net fixed assets of $60,000, other assets of $40,000, current liabilities of $1.4 million and long-term liabilities of $3.7 million), goodwill of $1.7 million which is not deductible for tax purposes, and an identifiable intangibles of $4.1 million comprised of core technologies of $400,000 with an estimated useful life of 2 years and licensing agreements of $3.7 million with an estimated useful life of seven years.

For our more recent acquisitions, the purchase price allocations may be further refined over the next few months due primarily to further assessment of the liabilities assumed.

The following pro forma supplemental information presents selected financial information as though the purchases of Kinexus, Techfi and Advent Outsource had been completed at the beginning of the periods being reported on and after giving effect to purchase accounting adjustments. The pro forma consolidated net income (loss) amounts include certain pro forma adjustments, primarily the amortization of identifiable intangible assets, tax provision (benefit) adjustments on pro forma pre-tax income (loss) at a statutory tax rate of 41% and the elimination of interest income on cash used in the acquisition (in thousands, except per share data):

	2002	2001
Revenue	$ 163,087	$ 180,379
Net loss	$ (20,961)	$ (7,383)
Diluted net loss per share	$ (0.62)	$ (0.23)
Basic net loss per share	$ (0.62)	$ (0.23)

4. BALANCE SHEET DETAIL

The following is a summary of property and equipment (in thousands):

December 31,	2002	2001
Computer equipment	$ 30,520	$ 23,176
Leasehold improvements	19,092	17,787
Furniture and fixtures	2,847	2,809
Telephone system	1,854	1,325
Internet infrastructure	2,126	1,712
	56,439	46,809
Accumulated depreciation	(28,438)	(20,719)
Total fixed assets, net	$ 28,001	$ 26,090

Depreciation expense was approximately $8,280,000, $5,740,000, and $4,633,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The following is a summary of intangibles and other assets, net (in thousands, except for weighted average amortization periods):

	Weighted-Average Amortization Period	December 31, 2002	December 31, 2001
Purchased technologies	4.39 years	15,243	10,600
Customer relationships	5.08 years	21,647	10,438
Other intangibles	5.10 years	4,267	637
Total intangibles		$ 41,157	$ 21,675
Deferred income taxes		55,313	3,147
Long-term equity investments		11,005	17,905
Other		14,662	13,342
Total other assets, net		$ 80,980	$ 34,394

Long-term equity investments include investments in several privately held companies, most of which can still be considered in the start-up or development stages and are classified as "other assets" on our balance sheet. In 2002, we acquired approximately 15% of the outstanding stock of LatentZero Limited ("LatentZero"), a privately-held company located in England, for approximately $7 million. Our investment is accounted for under the equity method of accounting because the Chairman of our Board of Directors is a member of the LatentZero Board of Directors. Our portion of net income or loss for this investment has not been significant to date. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. The value of these investments is influenced by many factors, including the operating effectiveness of these companies, the overall health of the companies' industries, the strength of the private equity markets and general market conditions. We could lose our entire initial investment in these companies.

Loss on investments includes a non-cash charge of approximately $13.8 million during the year ended December 31, 2002 related to the write-down of our long-term investments, primarily our investments in Encompys, Inc. and myCFO, Inc. We wrote off approximately $9 million related to our investment in Encompys based on information provided to up by the Board of Directors of Encompys. In May 2002, the Board of Directors of Encompys, Inc. informed us that it had decided to sell the assets of Encompys and wind down the operations. Encompys was formed in April 2001 by Accenture, Microsoft, Compaq and the Bank of New York to provide an internet-based straight-through-processing solution for the global asset management community. We wrote off $2 million related to our investment in myCFO, Inc. based on a September 27, 2002 announcement by the Harris Wealth Management Group that it has reached an agreement to acquire certain assets of myCFO, Inc. resulting in no anticipated recovery of our initial investment.

The changes in the carrying value of goodwill and intangible assets for the year ended December 31, 2002 were as follows (in thousands):

	Gross	Accumulated Amortization	Net
Goodwill			
Balance at December 31, 2001	$ 15,946	$ (3,296)	$ 12,650
Additions	53,226	—	53,226
Acquisition and other adjustments	1,473	—	1,473
Balance at December 31, 2002	$ 70,645	$ (3,296)	$ 67,349
Intangibles			
Balance at December 31, 2001	$ 26,393	$ (4,718)	$ 21,675
Additions	28,740	—	28,740
Amortization	—	(10,862)	(10,862)
Other adjustments	1,604	—	1,604
Balance at December 31, 2002	$ 56,737	$ (15,580)	$ 41,157

Additions to goodwill include $29.4 million, $16.8 million, $5.4 million and $1.7 million related to the acquisitions of Kinexus in February 2002, Techfi in July 2002, Advent Hellas in September 2002, and Advent Outsource in November 2002, respectively. The net adjustments of $1.5 million and $1.6 million to goodwill and intangible assets, respectively, are primarily related to increases to goodwill for a net $700,000 of additional cash consideration paid for Scandinavian purchase price adjustments, a re-allocation of $2.4 million and $600,000 of the Scandinavian and Greek subsidiaries' purchase price, respectively, to deferred tax liabilities, a re-allocation of the Scandinavian purchase price to increase operating accruals approximately $300,000, an increase of $250,000 resulting from a decrease in the valuation of the Techfi intangible assets and $500,000 of additional consideration paid to the former NPO stockholders in connection with performance based earn-outs. Decreases to goodwill included $4 million related to the revision to the estimate of an assumed liability for a lease of a vacant Kinexus facility located in downtown Manhattan within a few blocks of the World Trade Center site, approximately $800,000 related to the reduction of Kinexus operating accruals, a $200,000 increase in the valuation of Advent Hellas intangible assets and a $200,000 re-allocation of the purchase price to increase Techfi deferred tax assets. Additional increases to goodwill and intangibles are attributed to translation adjustments as the U.S. Dollar weakened against European currencies during 2002.

As of December 31, 2002, the estimated intangibles amortization expense for each calendar year ended December 31 is: $13.1 million for 2003; $12.7 million for 2004; $7.8 million for 2005; $4.4 million for 2006; $1.7 million for 2007, $1 million for 2008; and $500,000 thereafter.

Net income (loss) on a pro forma basis, excluding goodwill amortization expense, would have been as follows (in thousands, except per share data):

December 31,	2002	2001	2000
Net income (loss)			
Reported net income (loss)	$ (19,236)	$ 31,465	$ 25,774
Add: goodwill amortization, net of tax	—	1,253	1,124
Adjusted net income (loss)	$ (19,236)	$ 32,718	$ 26,898
Diluted income (loss) per share			
Reported net income (loss)	$ (0.57)	$ 0.89	$ .75
Goodwill amortization	—	0.04	0.03
Adjusted net income (loss)	$ (0.57)	$ 0.93	$ 0.78
Shares used in per share calculation	33,659	35,383	34,237
Basic income (loss) per share			
Reported net income (loss)	$ (0.57)	$ 0.98	$ 0.86
Goodwill amortization	—	0.04	0.04
Adjusted net income (loss)	$ (0.57)	$ 1.02	$ 0.90
Shares used in per share calculation	33,659	32,148	29,992

The following is a summary of accrued liabilities (in thousands):

December 31,	2002	2001
Salaries and benefits payable	$ 5,871	$ 7,094
Other	7,659	6,426
Total accrued liabilities	$ 13,530	$ 13,520

The following is a summary of long-term liabilities (in thousands):

December 31,	2002	2001
Long-term portion of loss on lease	$ 3,194	$ —
Other	2,285	1,684
Total long-term liabilities	$ 5,479	$ 1,684

5. INCOME TAXES

The components of income (loss) before income taxes were as follows (in thousands):

Year ended December 31,	2002	2001	2000
US	$ (21,729)	$ 46,456	$ 38,812
Foreign	(1,471)	1,217	238
Total	$ (23,200)	$ 47,673	$ 39,050

The components of the income tax provision (benefit) include (in thousands):

Year ended December 31,	2002	2001	2000
Current			
Federal	$ 3,607	$ 16,497	$ 11,768
State	656	5,736	1,474
Foreign	135	(16)	83
Deferred			
Federal	(6,395)	(2,135)	(149)
State	(1,414)	(3,874)	100
Foreign	(553)	—	—
Total	$ (3,964)	$ 16,208	$ 13,276

The effective income tax rate on earnings differed from the United States statutory tax rate as follows:

Year ended December 31,	2002	2001	2000
Statutory federal rate	(35.0)%	35.0%	35.0%
State taxes	(2.1)	2.5	2.6
Research and development tax credits	(10.0)	(2.3)	(2.6)
In process research and development	2.2	—	—
Change in valuation allowance	22.4	—	—
Foreign taxes	6.5	—	—
Other (net)	(1.1)	(1.2)	(1.0)
Total	(17.1)%	34.0%	34.0%

No provision has been made for the United States federal or state or additional foreign income taxes related to approximately $1.9 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. It is not practical to determine the United States federal income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

Year ended December 31,	2002	2001
Current deferred tax assets:		
Deferred revenue	$ 1,497	$ 320
Other accrued liabilities and reserves	3,375	4,839
Credit carry forwards	—	4,830
Other	21	946
Valuation allowance	(179)	—
Total current	4,714	10,935
Noncurrent deferred tax assets:		
Depreciation and amortization	16,238	2,387
Net operating losses, capital losses and credit carry forwards	49,057	—
Other	2,761	760
Valuation allowance	(12,743)	—
Total deferred tax assets, net	$ 60,027	$ 14,082

Deferred tax assets of $55.3 million and $3.1 million are included in other assets, net at December 31, 2002 and 2001, respectively.

A valuation allowance is established at December 31, 2002 for the deferred tax asset related to the capital loss carry forward and unrealized capital losses of approximately $6 million. The remaining valuation allowance for deferred tax assets as of December 31, 2002 is primarily attributable to pre-acquisition net operating loss carry forwards from acquired companies.

At December 31, 2002, we had federal and state net operating loss carry forwards of approximately $62 million that are attributable to acquired companies. Utilization of these loss carry forwards is subject to certain limitations under the federal income tax laws. In addition, we had approximately $20 million of federal and state net operating loss carry forwards not subject to these limitations.

The carry forward period for the U.S. Federal and State net operating loss carry forwards ends between 2020 and 2022. The capital loss carry forwards expire in 2007.

6. COMMITMENTS AND CONTINGENCIES

We lease office space and equipment under non-cancelable operating lease agreements, which expire at various dates through May 2012. Some operating leases contain escalation provisions for adjustments in the consumer price index. We are responsible for maintenance, insurance, and property taxes. Future minimum payments under the non-cancelable operating leases consist of the following at December 31, 2002 (in thousands):

2003	$ 9,830
2004	10,045
2005	9,840
2006	9,108
2007	7,521
Thereafter	18,044
Total	$ 64,388

Rent expense for 2002, 2001, and 2000, was approximately $7.7 million, $6.4 million, and $4.9 million, respectively, net of sub-rental income of $159,000, $133,000, and $28,000 in 2002, 2001 and 2000, respectively. For the majority of our primary lease contracts we have five-year extension options.

A European distributor, Advent Europe, and its subsidiaries that operate in certain European locations have the exclusive right to sell our software in the European Union, excluding certain locations, until July 1, 2004 subject to achieving certain revenue levels. During this period the distributor also has the contingent right to require us to purchase any one or any group of their subsidiaries. Our requirement to purchase is contingent upon the distributor achieving specified operating margins greater than 20% and specified customer satisfaction criteria. The purchase price would be two times the preceding twelve months total revenue of the purchased subsidiaries plus potential additional consideration equal to 50% of operating margins greater than 20% that are achieved in the two years subsequent to our acquisition. In addition, Advent has the right to purchase any one or any group of the distributor's subsidiaries under certain conditions. In the event that these rights are exercised by Advent or the distributor, the purchase of these subsidiaries would principally result in an increase in intangible assets, goodwill and amortization of intangible assets. During 2003 we may acquire additional operations from Advent Europe. We anticipate that the purchase of any such acquisition(s) would not exceed $10 million.

From time to time we are subject to various other legal proceedings, claims and litigation arising in the ordinary course of business. We do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

7. EMPLOYEE BENEFIT PLANS

401(K) PLAN

We have a 401(k) deferred savings plan covering substantially all employees. Employee contributions, limited to 15% of compensation up to $10,500, are matched 50% by us, up to 6% of employee compensation for the years ended December 31, 2002, 2001 and 2000. Matching contributions by the Company in 2002, 2001, and 2000, were approximately $1,562,000, $1,341,000, and $1,045,000, respectively. In addition to the employer matching contribution, we may make profit sharing contributions at the discretion of the Board of Directors. The profit sharing contribution for 2002, 2001 and 2000 were zero, $472,000 and $374,000, respectively.

1995 EMPLOYEE STOCK PURCHASE PLAN

All individuals employed by Advent are eligible to participate in the Employee Stock Purchase Plan ("Purchase Plan") if Advent employs them for at least 20 hours per week and at least five months per year. The Purchase Plan permits eligible employees to purchase our Common Stock through payroll deductions at a price equal to 85% of the lower of the closing sale price for our Common Stock reported on the NASDAQ National Market at the beginning or the end of each six-month offering period. In any calendar year, eligible employees can withhold up to 10% of their salary and certain variable compensation. A total of 900,000 shares of Common Stock have been reserved for issuance under the Purchase Plan of which approximately 796,000 shares have been issued as of December 31, 2002. Approximately 164,000, 69,000, and 74,000 shares were issued through the Purchase Plan at weighted average prices of $20.11, $42.09, and $29.59 in 2002, 2001 and 2000, respectively.

8. Net Income (Loss) Per Share *(in thousands, except per share data)*

	2002	2001	2000
Net income (loss)	$ (19,236)	$ 31,465	$ 25,774
Reconciliation of shares used in basic and diluted per share calculations			
Diluted			
Weighted average common shares outstanding	33,659	32,148	29,992
Dilutive effect of stock options	—	3,235	4,245
Shares used in diluted net income (loss) per share calculation	33,659	35,383	34,237
Diluted net income (loss) per share	$ (0.57)	$ 0.89	$ 0.75
Basic			
Weighted average common shares outstanding	33,659	32,148	29,992
Basic net income (loss) per share	$ (0.57)	$ 0.98	$ 0.86
Antidilutive options outstanding excluded from the computation of EPS			
Options outstanding at December 31, 2002, 2001 and 2000 not included in computation of diluted EPS because they were antidilutive.	3,848	895	113
Price range of antidilutive options not used in diluted EPS calculation	$ 0.33–$60.38	$52.50–$60.38	$56.88–$60.38

9. Stockholders Equity

Secondary Offering

In August 2001, we completed a secondary public offering of 2,750,000 shares of common stock at $57.11 per share, excluding offering costs. Of the 2,750,000 shares offered, 200,000 were sold by a selling stockholder. The net proceeds of the offering to us were approximately $138 million.

Common Stock Repurchase

In 2001, Advent's Board of Directors authorized the repurchase of up to one million shares of outstanding common stock. A total of 430,000 shares were repurchased in 2001. The Company paid $14.8 million for an average of $34.44 per share. In May and June 2002, our Board of Directors authorized the repurchase of an additional 1,000,000 and 2,000,000 shares, respectively. During 2002 we repurchased and retired a total of 2,355,000 shares for which we paid $49.7 million at an average price of $21.09 per share. The purchases may be made, from time to time, on the open market or in privately negotiated transactions and will be funded from available working capital. The repurchase program will allow us to help manage the dilution of our shares from our employee stock programs.

Warrant

In March 2001 we issued a fully vested non-forfeitable stock purchase warrant to purchase a total of 191,644 shares of our Common Stock to a customer from whom we had revenue of $3.4 million, $7.1 million and $1.2 million in 2002, 2001 and 2000, respectively. The warrant was issued for cash consideration of $5 million, which was the estimated Black-Scholes fair value. The warrant has an exercise price of $45.375 per share and is immediately exercisable, and expires in March 2006.

In February 2002, we acquired Kinexus Corporation, a privately held company located in New York. The total purchase price of approximately $45.5 million included cash of approximately $34 million, closing costs of $3 million and a warrant to purchase 165,176 shares of our Common Stock valued at $8.5 million. The fair value of the warrant was calculated using the Black-Scholes method using the following assumptions: fair value of common stock of $51.34 per share, interest rate of 3%, volatility of 65.9% and a dividend rate of zero. The warrant had an exercise price of $0.01 per share was exercised in February 2002.

STOCK OPTION EXCHANGE

In November 2002, the Company commenced a voluntary stock option exchange program made available to certain eligible employees of the Company. The Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Chief Technology Officer and Executive Vice President of Corporate Development are specifically excluded from participating in the exchange program. Under this program, eligible employees were given the option to cancel each outstanding stock option granted to them at an exercise price greater than or equal to $20 per share, in exchange for a new option to buy 0.8 shares of the Company's Common Stock to be granted on June 5, 2003, six months and one day from December 4, 2002, the expiration date of the offer, and the date the old options of participating employees were cancelled. Additionally, options granted in the six months prior to this exchange offer, irrespective of their exercise prices, were cancelled for all employees that have elected to participate in this exchange program. There is no credit given for option vesting during the period between cancellation of the outstanding option and the grant of the new option. The exercise price of the new options will be equal to the fair market value of the Company's Common Stock on the date of grant. In total, 3,336,504 option shares were eligible to participate in this program and 2,462,102 options were surrendered for cancellation ranging from $17.39 to $60.375 with a weighted average exercise price of $47.33 per share. The exchange program is not expected to result in additional compensation charges or variable option plan accounting.

STOCK OPTIONS

In February and May 2002, the Board of Directors and the stockholders, respectively, approved the 2002 Stock Plan. Under our 2002 Stock Plan ("Plan") we may grant options to purchase Common Stock to employees and consultants. Options granted may be incentive stock options or nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Plan. The 2002 Stock Plan has an "evergreen" provision which adds an annual increase to the plan on the last day of the Company's fiscal year beginning in 2002 equal to the lesser of (i) 1,000,000 shares, (ii) 2% of the Company's outstanding shares on such date, or (iii) a lesser number of shares determined by the Board of Directors. All remaining options from the expired 1992 Stock Plan have rolled over to the 2002 Stock Plan. The terms of the 1992 Stock Plan were substantively the same as the terms of the new 2002 Stock Plan.

In July 2002, we acquired Techfi Corporation, a privately held company. The total purchase price of approximately $22.8 million includes cash of $20.2 million, acquisition related expenses of $800,000 and options to purchase 70,000 shares of our Common Stock valued at approximately $1.8 million. The options

were issued under the 1992 Stock Plan and were valued using the Black-Scholes method to determine fair value, have an exercise price of $17.39 per share, vest over five years, and expire in August 2012.

The activity under the 2002 and 1992 Stock Plans (collectively referred to as the "Plans" was as follows (in thousands, except per share data):

		Outstanding Options			
	Available for Grant	Number of Options	Price Per Share High Low	Aggregate Exercise Price	Weighted Average Price Per Share
Balances, December 31, 1999	848	7,073	$ 0.33–25.56	$ 91,530	$ 12.94
Authorized	915	—	—	—	—
Options granted	(1,175)	1,175	40.00–60.38	61,730	52.54
Options exercised	—	(1,078)	0.33–52.50	(9,322)	8.65
Options canceled	374	(374)	1.67–60.38	(6,652)	17.79
Balances, December 31, 2000	962	6,796	0.33–60.38	137,286	20.20
Authorized	1,021	—	—	—	—
Options granted	(1,239)	1,239	38.75–57.58	55,135	44.50
Options exercised	—	(1,263)	0.33–60.38	(14,212)	11.25
Options canceled	331	(331)	1.83–60.38	(7,850)	23.72
Balances, December 31, 2001	1,075	6,441	0.33–60.38	170,359	26.44
Authorized	657	—	—	—	—
Options granted	(847)	847	16.38–52.61	34,905	42.25
Options exercised	—	(776)	0.33–52.50	11,631	14.99
Options canceled	2,709	(2,709)	8.33–60.38	(126,756)	46.78
Balances, December 31, 2002	3,594	3,803	$ 0.33–60.38	$ 90,139	$ 17.60

Options generally vest over five years, are exercisable only upon vesting, and expire in ten years. At December 31, 2002, 2001, and 2000, 2,612,000, we had 2,726,000 and 2,607,000 options outstanding which were exercisable without right of repurchase with an aggregate exercise price of $36,100,000, $45,278,000 and $30,100,000, respectively.

In 2001, we have granted to certain employees of a distributor 25,000 stock options that have an exercise price of $40, vest over 5 years and have a term of 10 years. The options are subject to variable plan accounting, which requires us to re-measure compensation cost for outstanding options each reporting period based on changes in the market value of the underlying common stock until the time the options are exercised, are forfeited or expire unexercised. During the years ended December 31, 2002 we recorded stock-based credits of $2,000 related to these options and for the year ended 2001 and 2000, we recorded stock compensation of $148,000 and $136,000, respectively.

In November 1998, the Board of Directors approved the 1998 Non-statutory Stock Option Plan ("Non-statutory Plan") and reserved 300,000 shares of Common Stock for issuance thereunder. Under our 1998 Non-statutory Plan, we may grant options to purchase Common Stock to employees and consultants, excluding persons who are executive officers and directors. Options granted are nonstatutory stock options and shall be granted at a price not less than fair market value on the date of grant. Fair market value (as defined in the Non-statutory Plan) and the vesting of these options shall be determined by the Board of Directors. The options generally vest over 5 years and expire no later than 10 years from the date of grant. Unvested options on termination of employment are canceled and returned to the Non-statutory Plan.

The activity under the Non-statutory Plan was as follows (in thousands, except per share amounts):

		Outstanding Options			
	Available for Grant	Number of Options	Price Per Share High Low	Aggregate Exercise Price	Weighted Average Price Per Share
Balances, December 31, 1999	33	251	$ 12.42–12.42	$ 3,111	$ 12.42
Options granted	(26)	26	40.00–56.88	1,074	41.15
Options exercised	—	(75)	12.42–12.42	(929)	12.42
Options canceled	12	(12)	12.42–12.42	(144)	12.42
Balances, December 31, 2000	19	190	12.42–56.88	3,112	16.33
Options exercised		(64)	12.42–40.00	(984)	15.28
Options canceled	29	(29)	12.42–56.88	(378)	12.90
Balances, December 31, 2001	48	97	12.42–52.50	1,750	18.06
Options granted	(52)	52	16.38–52.61	1,327	25.51
Options exercised		(44)	12.42–40.00	(592)	13.32
Options canceled	46	(46)	12.41–52.61	(1,270)	27.72
Balances, December 31, 2002	42	59	$ 12.42–52.50	$ 1,215	$ 20.54

Options generally vest over five years, are exercisable only upon vesting, and expire in ten years. At December 31, 2002, 2001, and 2000, we had 24,000, 12,000 and 18,200 options under the 1998 Non-statutory Plan which were exercisable with no right of repurchase with an aggregate exercise price of $454,000, $226,000 and $229,000, respectively.

Our 1995 Director Option Plan ("Director Plan") provides for the grant of non-statutory stock options to our non-employee directors ("Outside Directors"). Under the Director Plan, each Outside Director is granted a non-qualified option to purchase 30,000 shares on the latter of the date of effectiveness of the Director Plan or the date upon which such person first becomes a director. The exercise price of each option equal to the fair market value of our Common Stock as of the date of the grant. In subsequent years, each Outside Director is automatically granted an option to purchase 6,000 shares on December 1 with an exercise price equal to the fair value of our Common Stock on that date. Initial options granted under the Director Plan vest one-fifth of the shares on the first anniversary date of grant and the remaining shares vest ratably each month over the ensuing four years. Subsequent option grants begin to vest on the fourth anniversary of the date of grant and vest ratably each month over the next 12-month period. All Director Plan options have a ten-year term.

The activity under the Director Plan was as follows (in thousands, except per share amounts):

		Outstanding Options			
	Available for Grant	Number of Options	Price Per Share High Low	Aggregate Exercise Price	Weighted Average Price Per Share
Balances, December 31, 1999	25	192	$ 6.00–28.31	$ 2,081	$ 10.84
Authorized	200	—	—	—	—
Options granted	(24)	24	49.00–49.00	1,176	49.00
Options exercised		(22)	6.00– 6.00	(132)	6.00
Balances, December 31, 2000	201	194	6.00–49.00	3,125	16.11
Options granted	(24)	24	49.67–49.67	1,192	49.67
Options exercised		(29)	6.00– 8.33	(225)	7.77
Balances, December 31, 2001	177	189	6.00–49.67	4,092	21.65
Options granted	(24)	24	16.36–16.36	393	16.36
Options exercised	—	—	—	—	—
Balances, December 31, 2002	153	213	$ 6.00–49.67	$ 4,485	$ 21.04

Options generally vest over five years, are exercisable only upon vesting and expire in ten years. At December 31, 2002, 2001 and 2000, options outstanding of 93,000, 70,000 and 75,000 were exercisable with no right of repurchase and with an aggregate exercise price of $733,000, $542,000 and $536,000, respectively.

In addition to the Plan, the Directors' Plan, and the Non-statutory Plan, we have granted options to purchase Common Stock to employees or consultants under special arrangements. These options had an exercise price of $0.34 per share. No options were outstanding at December 31, 2002 and 14,000 outstanding at December 31, 2001 and 2000.

The options and warrant outstanding and currently exercisable by exercise price at December 31, 2002 are (in thousands, except per share and contractual life data):

	Options & Warrants Outstanding			Options & Warrant Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.33–$ 2.17	93	1.95	$ 1.72	93	$ 1.72
$ 6.00–$ 9.58	1,702	4.78	8.94	1,567	8.93
$10.67–$15.58	459	4.96	12.65	382	12.56
$16.36–$28.31	1,321	7.13	22.16	574	22.94
$39.13–$49.67	580	8.14	42.57	303	43.35
$52.46–$60.38	107	8.23	56.28	44	57.76
	4,262	6.01	$ 19.04	2,963	$ 16.13

No compensation cost has been recognized for our stock option plans, except for the charges related to the options granted to employees of a distributor as described above.

10. Subsequent Events

In January 2003, we announced our intent to record a restructuring charge of approximately $2 million to $3 million primarily related to consolidating excess office space in our New York facilities. The goal of the restructuring plan is to reduce costs and improve operating efficiencies by better aligning our resources and consolidating duplicative efforts in parts of our business as a result of our integration of the various acquisitions we have made in the past year.

In the first quarter of 2003, we repurchased and retired an additional 1,000,000 shares of our Common Stock for an average price of $14.31 per share.

Report of Independent Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ADVENT SOFTWARE, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Advent Software, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."



PricewaterhouseCoopers LLP
San Jose, California
January 17, 2003, except for the matters discussed in Note 10, as to which the date is March 5, 2003.

Corporate Information

BOARD OF DIRECTORS

Stephanie G. DiMarco
Chairman of the Board

Peter M. Caswell
President and
Chief Executive Officer

Terry H. Carlitz
Independent Business Advisor

Frank Robinson
Business Consultant

Wendell G. Van Auken
General Partner, Mayfield Fund

William F. Zuendt
President and COO (Retired),
Wells Fargo & Company

Monte Zweben
President and CEO,
Blue Martini Software

CORPORATE EXECUTIVE OFFICERS

Stephanie G. DiMarco*
Chairman of the Board

Peter M. Caswell*
President and
Chief Executive Officer

Lily S. Chang*
Executive Vice President,
Chief Technology Officer

Collin A. Cohen*
Executive Vice President

John P. Geraci*
Executive Vice President

Daniel T.H. Nye*
Executive Vice President

Graham V. Smith*
Chief Financial Officer and
Treasurer

*SEC Reporting Officer

STOCKHOLDER INFORMATION

Annual Meeting
The Annual Meeting of Stockholders will be held on Wednesday, May 14, 2003 at 9:00 am at Advent Software, Inc., 303 2nd Street 10th Floor, San Francisco, CA 94107. Copies of Advent's Report of Form 10-K for 2002 and additional copies of this Annual Report may be obtained without charge upon request to:

Investor Relations
Advent Software, Inc.
Robin Goodstein
301 Brannan Street
San Francisco, CA 94107
415-645-1243

Independent Accountants
PricewaterhouseCoopers LLP
Ten Almaden Boulevard
Suite 1600
San Jose, CA 95113

General Counsel
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Stock Information
Advent's common stock has traded on the Nasdaq National Market under the symbol ADVS since its initial public offering on November 15, 1995.

Advent has not paid cash dividends on its common stock and presently intends to continue the policy in order to retain its earnings for the development of the business.

Transfer Agent and Registrar
EquiServe is the Transfer Agent and Registrar of Advent's common stock and maintains stockholder accounting records. Inquiries regarding lost certificates, consolidation of accounts, and changes in address, name or ownership should be addressed to:

EquiServe
Boston EquiServe Division
Shareholder Services
150 Royall Street
Canton, MA 02021
www.equiserve.com

CORPORATE OFFICES

Advent Software, Inc.
301 Brannan Street
San Francisco, CA 94107
TEL: 415-543-7696
FAX: 415-543-5070
www.advent.com

666 Third Avenue
31st Floor
New York, NY 10017
TEL: 212-398-1188
FAX: 212-819-1864

Design: Aufuldish & Warinner

©2002 Advent Software, Inc.®



ADVENT SOFTWARE, INC.

301 BRANNAN STREET, SAN FRANCISCO, CALIFORNIA 94107
415.543.7696

666 THIRD AVENUE, NEW YORK, NEW YORK 10017
212.398.1188

WWW.ADVENT.COM NASDAQ: ADVS